      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 1999

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ALPHA INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      DELAWARE                                             04-2302115
           (STATE OR OTHER JURISDICTION OF                              (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NUMBER)

                             ALPHA INDUSTRIES, INC.
                                 20 SYLVAN ROAD
                                WOBURN, MA 01801
                                 (781) 935-5150
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           -------------------------

                               THOMAS C. LEONARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             ALPHA INDUSTRIES, INC.
                                 20 SYLVAN ROAD
                          WOBURN, MASSACHUSETTS 01801
                                 (781) 935-5150
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              STEVEN R. LONDON, ESQUIRE                            PHILIP P. ROSSETTI, ESQUIRE
           BROWN, RUDNICK, FREED & GESMER                               HALE AND DORR LLP
                ONE FINANCIAL CENTER                                     60 STATE STREET
             BOSTON, MASSACHUSETTS 02111                           BOSTON, MASSACHUSETTS 02109
                   (617) 856-8200                                        (617) 526-6000

                           -------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                           -------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF              AMOUNT TO BE          OFFERING PRICE       AGGREGATE OFFERING         AMOUNT OF
     SECURITIES TO BE REGISTERED          REGISTERED(1)           PER SHARE(2)             PRICE(2)           REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.25 par value.........       3,450,000               $33.5625             $115,790,625             $32,190
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes up to 450,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and based upon the average of the reported high and low prices of the common stock on the Nasdaq National Market on April 29, 1999.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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

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                    SUBJECT TO COMPLETION, DATED MAY 4, 1999
THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                3,000,000 SHARES
                                  [ALPHA LOGO]

                                  COMMON STOCK
                            $              PER SHARE
--------------------------------------------------------------------------------
Alpha Industries, Inc. is offering 3,000,000 shares of common stock with this prospectus. This is a firm commitment underwriting.
The common stock is listed on the Nasdaq National Market under the symbol "AHAA." On May 3, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $34.063 per share.
INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Price to the public.........................................   $           $
Underwriting discount.......................................
Proceeds to Alpha...........................................

Alpha has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 450,000 additional shares from Alpha within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS

                        PRUDENTIAL SECURITIES

                                                  U.S. BANCORP PIPER JAFFRAY
\
              The date of this Prospectus is             , 1999

Following the prospectus cover page on the top left is the title, "Serving Global Wireless Communications Markets," directly underneath which is the following description:

     Alpha designs and manufactures a broad range of products for the wireless voice and data communications markets. These products include: radio frequency, microwave frequency and millimeter wave frequency integrated circuits, discrete components and ceramic resonators and ferrites.

On the top right are, from top going down, color photos of two wireless telephones and a hand-held wireless data device which is under development. To the left is a photo of two individuals operating a wireless networked portable personal computer.

In the center of page, below the photographs, is an illustration of the inside of a cordless telephone handset, with arrows indicating the location inside the cellular telephone handset of the following components sold by the Company:

     Couplers and Detectors
     Power Amplifiers
     Switches
     Diodes

Beneath the opened telephone handset is the Alpha logo,

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    6
Forward-Looking Statements..................................   12
Use of Proceeds.............................................   13
Dividend Policy.............................................   13
Price Range of Common Stock.................................   14
Capitalization..............................................   15
Selected Consolidated Financial Data........................   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   17
Business....................................................   24
Management..................................................   33
Principal Shareholders......................................   35
Certain Transactions........................................   37
Underwriting................................................   38
Legal Matters...............................................   40
Experts.....................................................   40
Where You Can Find More Information.........................   40
Index to Consolidated Financial Statements..................  F-1

                      ------------------------------------

As used in this prospectus, the terms "we," "us," "our" and "Alpha" mean Alpha Industries, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means our common stock, $0.25 par value per share. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters. All share and per share data, including market prices, in this prospectus have been adjusted for the three-for-two common stock split effected on February 19, 1999.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or
about             , 1999, against payment in immediately available funds.

                               PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and accompanying notes that appear elsewhere in this prospectus.

                                  ABOUT ALPHA

We design, develop, manufacture and market proprietary radio frequency, microwave frequency and millimeter wave frequency integrated circuits and discrete semiconductors for wireless voice and data communications. The primary applications for our products include wireless handsets for cellular and personal communication services, or PCS. We also produce integrated circuits, discrete components and ceramic resonators and ferrites used in wireless base station equipment, cable television, wireless local loop, wireless personal digital assistants and wireless local area networks.

Industry analysts expect sales of wireless handsets to grow from 163 million units in 1998 to approximately 257 million units in 2000. This represents a 25% compound annual growth rate. Consumer wireless applications are expanding from voice-only to many different forms of data transmission, including applications enabling wireless access to the Internet and e-mail, as well as wireless home automation. Many of these new wireless data applications need more bandwidth than voice. Gallium arsenide, or GaAs, semiconductor technology has emerged as an effective alternative or complement to silicon technology in many high performance radio frequency, microwave frequency and millimeter wave frequency voice and data applications. GaAs has inherent physical properties that permit devices to operate at much higher speeds than silicon devices or at the same speeds with lower power consumption.

We offer a broad range of products, including integrated circuit switches and controls, power amplifiers, diodes and components that comprise a significant portion of the radio frequency devices used in wireless telephone handsets. We use a range of technologies, processes and materials to meet our customers' performance requirements, including gallium arsenide metal semiconductor field effect transistor, or GaAs MESFET, gallium arsenide pseudomorphic high electron mobility transistor, or GaAs PHEMT, silicon and electrical ceramic. We currently are developing power amplifiers and other devices made with the gallium arsenide heterojunction bipolar transistor, or GaAs HBT.

We have divided our operations into three groups to address the distinct dynamics of different markets: (1) The Wireless Semiconductor Products Group supplies GaAs integrated circuits and discrete semiconductors in high volume for wireless telephone handsets and wireless data applications. These products are used in all major air interface standards, including the leading digital standards, Global System for Mobile Communications, or GSM, Code Division Multiple Access, or CDMA and Time Division Multiple Access, or TDMA. This Group generated $65.8 million or 52.1% of our total sales in fiscal 1999. (2) The Application Specific Products Group supplies radio frequency, microwave frequency and millimeter wave frequency GaAs integrated circuits and discrete semiconductors and components for customized products in the satellite communications, broadband data and defense markets. This Group generated $35.0 million or 27.7% of our total sales in fiscal 1999. (3) The Ceramics Products Group uses electrical ceramic and ferrite technologies to supply resonators and filters, primarily for wireless base station equipment. This Group generated $25.5 million or 20.2% of our total sales in fiscal 1999.

We focus our sales and marketing efforts on dominant original equipment manufacturers in the wireless communications industry and their principal suppliers. During calendar 1998, we increased our penetration in this industry from 25 products for 13 handset platforms to 74 products for 35 handset platforms. Our product portfolio has helped us become a strategic supplier to Motorola and Ericsson, two of the three largest producers of handsets in the world. Motorola and Ericsson were our largest customers in fiscal 1999, representing 36.3% of our sales in this period.

Our principal executive offices are located at 20 Sylvan Road, Woburn, Massachusetts 01801. Our telephone number is (781) 935-5150.

                                  THE OFFERING

Common stock offered by Alpha...........     3,000,000 shares

Common stock to be outstanding after the
offering................................     19,017,103 shares

Use of proceeds.........................     For working capital and general
                                             corporate purposes, which may
                                             include the purchase of equipment,
                                             the expansion of facilities and
                                             potential acquisitions.

Nasdaq National Market symbol...........     AHAA

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The as adjusted balance sheet data in the table below give effect to the sale of 3,000,000 shares of common stock offered by us at an assumed offering price of $34.063 per share, and the application of the net proceeds from the sale of the shares, after deducting the estimated underwriting discount and estimated offering expenses payable by us. See "Use of Proceeds."

                                                                      YEARS ENDED
                                                         --------------------------------------
                                                         MARCH 30,     MARCH 29,     MARCH 28,
                                                            1997          1998          1999
                                                         ----------    ----------    ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales..................................................   $ 85,253      $116,881      $126,339
Gross profit...........................................     16,734        44,082        55,208
Operating income (loss)................................    (15,326)       11,688        19,555
Income (loss) before income taxes......................    (15,572)       11,447        20,225
Net income (loss)......................................   $(15,572)     $ 10,302      $ 21,490
                                                          ========      ========      ========
Net income (loss) per share:
  Basic................................................   $  (1.05)     $   0.67      $   1.36
                                                          ========      ========      ========
  Diluted..............................................   $  (1.05)     $   0.66      $   1.31
                                                          ========      ========      ========
Shares used in per share calculation:
  Basic................................................     14,772        15,302        15,824
                                                          ========      ========      ========
  Diluted..............................................     14,772        15,711        16,351
                                                          ========      ========      ========

                                                                  MARCH 28, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 23,760     $120,084
Working capital.............................................    42,687      139,011
Total assets................................................   106,681      203,005
Long-term debt, including current portion...................     1,625        1,625
Stockholders' equity........................................    81,014      177,338

                                  RISK FACTORS

You should carefully consider the following factors before deciding to invest in the shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. Please refer to "Forward-Looking Statements" on page 12.

OUR RELIANCE ON A SMALL NUMBER OF CUSTOMERS FOR A LARGE PORTION OF OUR SALES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

A significant portion of our sales in each fiscal period has been concentrated among a limited number of customers. If we lost one or more of these major customers, or if one or more major customers decreases its orders, our business would be materially and adversely affected. In recent periods, sales to our major customers as a percentage of total sales have increased. In fiscal 1999, sales to our five largest customers accounted for 50.2% of our sales, with Motorola accounting for 28.1% of sales. Our future operating results depend on the success of these customers and our success in selling products to them.

OUR SALES VOLUME IS AFFECTED BY OUR OEM CUSTOMERS' SALES VOLUME.

A substantial portion of our sales is derived from sales of products to OEMs. These OEMs demand highly reliable products and often require up to several months to evaluate and test our integrated circuits and devices before deciding to design them into their products. If our products are designed into an OEM's product, our sales volume will depend upon the commercial success of the OEM's product.

SALES TO OUR OEM CUSTOMERS FLUCTUATE WITH THEIR PRODUCT CYCLES.

Because the markets our OEM customers serve are characterized by numerous new product introductions and rapid product enhancements, our operating results may vary significantly in some fiscal quarters. OEMs generally are in various stages of designing replacement products for their mature products. During the final production of a mature product, OEMs typically consume their existing inventory of our products. Consequently, orders for our products can be reduced. Even if our products are designed into both the mature product and the replacement product, our sales may suffer. Typically, production of the mature product will cease as the replacement product is introduced. A delay in the transition to commercial production of the replacement product would delay our ability to recover the lost sales from the discontinuation of the mature product. The decrease in our sales in the first two fiscal quarters of fiscal 1999 compared with the fourth quarter of fiscal 1998 was primarily attributable to this dynamic as our largest customer was introducing a new series of handsets. We may continue to experience these fluctuations in our operating results in the future.

DIFFICULTIES IN PRODUCTION WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

Our products are very complex, have sophisticated designs and are manufactured using highly complex process technologies. In most cases, our products are customized for our customers who insist that our products meet their exact specifications for quality, performance and reliability. If we are unable to manufacture to our customers' specifications, our operating results will suffer.

IF ONE OF OUR LIMITED NUMBER OF ASSEMBLY SUBCONTRACTORS FAILS TO PERFORM AS EXPECTED, OUR OPERATING RESULTS WOULD SUFFER.

We use assembly subcontractors located outside the United States to wirebond and package large volume orders of integrated circuits. We attempt to maintain more than one qualified service supplier for each assembly process. From time to time we have been unable to achieve this goal because of minimum volume requirements imposed by suppliers, lack of capacity, service quality issues or other factors. We have experienced problems procuring assembly services, and we cannot guarantee that we will avoid similar problems in the future. For example, an assembly subcontractor in Asia recently ceased production of our products despite their assurances that they would continue production without interruption. Our inability to obtain sufficient high quality and timely assembly service, or the loss of any of our current assembly vendors, would result in delays or reductions in product shipment and reduced product yields. Any of these events would materially and adversely affect our operating results.

OUR OPERATING RESULTS ARE DEPENDENT ON THE DEVELOPMENT OF NEW PRODUCTS.

Our future success will depend on our ability to develop new products in a timely and cost-effective manner. The development of our new products is highly complex. We have historically experienced delays in completing the development and introduction of new products. The successful development and introduction of new products depends on a number of factors, including:

  -     our timely completion of product designs and development;

  -     our ability to develop manufacturing processes for new products; and

  -     commercial acceptance of our new products and enhancements.

OUR FAILURE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN THE WIRELESS COMMUNICATIONS INDUSTRY WOULD IMPAIR OUR GROWTH.

The wireless communications markets are characterized by frequent introductions of new products and services. New products and services respond to evolving product and process technologies and consumer demand for greater functionality, lower costs, smaller products and better performance. As a result, we have experienced, and will continue to experience, product design obsolescence. We must continue to improve our product designs and develop new products with new technologies to meet our customers' demands.

We believe that the next generation of consumer wireless data applications will offer such features as Internet access, e-mail and home automation. If we fail to develop products for this potential market, our operating results could be materially and adversely affected.

WE OPERATE IN VERY COMPETITIVE INDUSTRIES AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY.

Competition in the markets for our products is intense. We compete with several companies primarily engaged in the business of designing, manufacturing and selling integrated circuits, discrete semiconductors and ceramic products, as well as suppliers of other discrete products. Our competitors could develop new process technologies that may be superior to ours. In addition, many of our existing and potential customers manufacture or assemble wireless communications devices and have substantial in-house technological capabilities. If one of our large customers decided to design and manufacture integrated circuits internally, it could have an adverse effect on our operating results. For example, we compete with our largest customer in the production of power amplifiers.

Many of our existing and potential competitors have strong market positions, considerable internal manufacturing capacity, established intellectual property rights and substantial technological capabilities. Many of our existing and potential competitors have greater financial, technical, manufacturing and marketing resources than we do. We cannot guarantee that we will be able to compete successfully with our competitors.

We expect competition to increase. This could mean lower prices for our products or reduced demand for our products. Any of these developments would have an adverse effect on our operating results.

AVERAGE SELLING PRICES FOR OUR PRODUCTS TYPICALLY DECLINE OVER TIME.

Average selling prices for our products decline over time. Many of our manufacturing costs are fixed. For a given level of sales, when our manufacturing costs decline, our gross margins improve, and when our manufacturing costs increase, our gross margins decline. Our operating results suffer when gross margins decline. We may experience these problems in the future and we cannot predict when they may occur or their severity.

OUR OPERATING RESULTS WOULD SUFFER IF ONE OF OUR KEY SUPPLIERS FAILS TO DELIVER MATERIALS FOR THE FABRICATION OF OUR PRODUCTS.

We currently procure certain materials and services for our products from one or a limited number of suppliers. For example, we procure GaAs substrates, a critical raw material, from only two suppliers. In addition, we obtain some GaAs wafers from a single external foundry. Further, we procure silicon substrates for semiconductors and certain chemical powders for ceramic manufacturing from single sources. We purchase these materials and services on a purchase order basis. We do not carry significant inventories or have any long-term supply contracts with our vendors. Our inability to obtain these materials or services in required quantities or in acceptable quality would result in significant delays or reductions in product shipments. This would materially and adversely affect our operating results.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

Our sales, earnings and other operating results have fluctuated significantly in the past and may fluctuate significantly in the future primarily as a result of the following:

  -     timing and receipt of our customers' orders; and

  - the potential for delay or deferral of customer implementation of our technology into their products.

OUR GROWTH IS DEPENDENT ON THE GROWTH OF WIRELESS COMMUNICATIONS MARKETS.

We depend on the development and growth of markets for wireless communications products and services, including cellular and personal communications services, or PCS, telephones and other wireless applications. We cannot be sure as to the rate at which these markets will develop, if at all. Any slowdown in the rate of growth of the wireless communications market would have a material adverse affect on our operating results.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY OUR FAILURE TO DEVELOP GAAS HBT TECHNOLOGY.

We are developing GaAs HBT process technology primarily to manufacture power amplifiers and certain other components. We are pursuing this development effort with a third party designer and a third party foundry. We believe GaAs HBT components will be successfully designed into wireless telephone and wireless data handsets. Although we believe that we will be successful in developing and introducing a line of GaAs HBT products, we cannot guarantee that our efforts will result in commercially successful GaAs HBT products in the anticipated time or on budget, if at all. Certain of our competitors are already offering this capability and our customers may purchase their requirements for these products from our competitors. Our third party designer and our third party foundry may delay or fail to deliver to us GaAs HBT technology and products. Our business and prospects could be materially and adversely affected by our failure to develop this technology.

THE BENEFITS OF OUR GAAS PRODUCTS COMPARED TO SILICON ALTERNATIVES MAY NOT CONTINUE.

The production of GaAs integrated circuits is more costly than the production of silicon circuits. As a result, we must offer GaAs products that provide superior performance to that of silicon for specific applications to be competitive with silicon products. If we do not continue to offer products that provide sufficiently superior performance to offset the cost differential, our operating results may be materially and adversely affected. We believe our costs of producing GaAs integrated circuits will continue to exceed the costs associated with the production of silicon circuits. The costs differ because of higher costs of raw materials for GaAs, lower production yields in GaAs technology and higher unit costs associated with lower production volumes. Silicon semiconductor technologies are widely used process technologies for certain integrated circuits and these technologies continue to improve in performance. We cannot assure you that we will continue to identify markets that require performance superior to that offered by silicon solutions.

OUR FIXED COSTS MAY REDUCE OPERATING RESULTS IF OUR SALES FALL BELOW
EXPECTATIONS.

Our expense levels are based, in part, on our expectations as to future sales. Many of our expenses, particularly those relating to our capital equipment and manufacturing overhead, are relatively fixed. We may be unable to reduce spending quickly enough to compensate for reductions in sales. Accordingly, shortfalls in sales may materially and adversely affect our operating results.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS.

We generally do not enter into long-term contracts with our customers and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract generally is terminable for the convenience of the customer. In the event of an early termination of a contract by one of our major customers, it is unlikely that we will be able to identify an alternative purchaser for that product.

OUR RELIANCE ON GOVERNMENT CONTRACTS FOR A SIGNIFICANT PORTION OF OUR SALES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

Although we have reduced our dependence upon sales to the United States Government, we estimate that approximately 20.8% of our sales in fiscal 1997, 17.6% of our sales in fiscal 1998 and 17.2% of our sales in fiscal 1999 were derived from United States defense related sources. If we experience significant reductions or delays in procurements of our products by the United States Government or terminations of government contracts or subcontracts, our operating results could be materially and adversely affected. Generally, the United States Government and its contractors and subcontractors may terminate their contracts with us for cause or for convenience. We have in the past experienced terminations of government contracts. We cannot guarantee that we will not experience terminations of government contracts in the future.

WE FACE SIGNIFICANT CHALLENGES MANAGING OUR GROWTH.

We are experiencing a period of significant growth that will continue to place a strain on our resources. We have grown from 860 employees on December 27, 1998 to 935 employees on March 28, 1999. To manage our growth effectively, we must continue to:

  -     improve operational systems;

  - maintain adequate physical plant, manufacturing facilities and equipment to meet customer demand;

  -     add experienced senior level managers; and

  - attract and retain qualified people with experience in engineering, design and manufacturing.

We will spend substantial amounts of money in connection with our growth and may have additional unexpected costs. Our manufacturing equipment may not be adequate to support rapid increases in orders for our products, and we may not be able to expand quickly enough to exploit potential market opportunities. If we cannot attract qualified people or manage growth effectively, our business, operating results and financial condition could be adversely affected.

THERE MAY BE UNANTICIPATED COSTS ASSOCIATED WITH INCREASING OUR CAPACITY.

We anticipate that any future growth of our business will require increased manufacturing capacity. We expect to complete the current expansion of our GaAs production capabilities by the summer of 1999 at a total cost of approximately $18 million. We may be required to purchase significant additional equipment or further expand our facilities if the increased demand for our products that we experienced in fiscal 1999 continues. Expansion activities such as these are subject to a number of risks, including:

  - unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;

  -     delays in bringing new production equipment on-line;

  - work stoppages and delays in supplying products for our existing customers during expansion activities; and

  - unforeseen environmental or engineering problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of our present expansion or any future expansion of our capacity.

THE VOLATILITY OF OUR STOCK PRICE COULD AFFECT YOUR INVESTMENT IN OUR STOCK.

The market price of our common stock has fluctuated widely. For example, between

February 1, 1999 and March 2, 1999 the price of our common stock dropped from approximately $27.92 to $13.50 per share. Between March 2, 1999 and April 29, 1999, the price of our common stock rose from approximately $13.50 to $34.25 per share. Consequently, the current market price of our common stock may not be indicative of future market prices, and we may not be able to sustain or increase the value of your investment in our common stock. Factors affecting our stock price may include:

  -     variations in operating results from quarter to quarter;

  - changes in earnings estimates by analysts or our failure to meet analysts' expectations;

  -     market conditions in the industry; and

  -     general economic conditions.

WE DEPEND ON A FEW KEY EMPLOYEES WHO HAVE EXPERIENCE WITH OUR COMPLEX PRODUCTS.

Our success depends in part on retaining key technical and management personnel. In particular, the number of individuals with experience in the production of our complex products and related processes is very limited, and our future success depends in part on retaining those individuals who are already employees. We must also continue to attract and retain qualified personnel in a very competitive environment. We cannot guarantee that we will be able to continue to attract and retain these personnel.

OUR INTERNATIONAL SALES COULD DECLINE AS A RESULT OF CURRENCY EXCHANGE FLUCTUATIONS AND OTHER FACTORS.

Our sales outside of the United States were approximately $32.1 million in fiscal 1997, $46.0 million in fiscal 1998 and $53.7 million in fiscal 1999. Because most of our foreign sales are denominated in United States dollars, our products, particularly our ceramics products, become less price competitive with products manufactured by competitors based in countries whose currencies decline in value against the dollar. International sales involve a number of additional risks, including:

  -     imposition of government controls;

  -     potential insolvency of international distributors and representatives;

  -     fluctuation of economies outside the United States;

  -     political instability outside the United States;

  -     generally longer receivables collection periods for foreign customers;
        and

  -     tariffs and other trade barriers.

In addition, due to the technological advantage provided by GaAs in many military applications, a portion of our sales outside of North America must be licensed by the Bureau of Export Administration of the United States Department of Commerce or the Office of Defense Trade Controls of the United States Department of State. Although we have not experienced any difficulty in obtaining these licenses, failure to obtain such licenses in the future could have a material adverse effect on our operating results.

OUR COMPLIANCE WITH ENVIRONMENTAL REGULATIONS MAY BE COSTLY.

We are subject to a variety of federal, state and local requirements governing the protection of the environment. These requirements relate to the use, storage, handling, discharge and disposal of toxic or otherwise hazardous materials used in our manufacturing processes. We may incur significant expense in complying with these requirements, and these requirements may become more stringent in the future. In the past, compliance with environmental regulations and our response to environmental claims and litigation has been costly. Failure to comply with environmental regulations could subject us to substantial liability or force us to change our manufacturing operations. In addition, under some of these regulations, we could be held financially responsible for remedial measures if our properties are contaminated, even if we did not cause the contamination.

WE MAY HAVE DIFFICULTY IN PROTECTING OUR INTELLECTUAL PROPERTY.

Our ability to compete is affected by our ability to protect our intellectual property. A significant aspect of our intellectual property is our product and process technology. We rely primarily on trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the United States. This may make the possibility of piracy of our technology and products more likely. We cannot assure you that the steps taken by us to protect our intellectual property will be adequate to prevent misappropriation of our technology.

OUR OPERATIONS COULD INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

Particular aspects of our technology could be found to infringe on the intellectual property rights or patents of others. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. We cannot predict the extent to which we may be required to seek licenses. We cannot guarantee that the terms of any licenses we may be required to seek will be reasonable.

WE MAY HAVE DIFFICULTY IN MANAGING AND INTEGRATING ACQUISITIONS.

From time to time, we explore opportunities to acquire businesses to expand our production capacity and our product offerings. Acquisitions involve numerous risks, including:

  -     difficulties in integrating operations, products and corporate cultures;

  -     difficulties in completing the development of acquired technologies;

  -     the ability to manage different geographic units;

  -     entering markets or businesses in which we have limited experience; and

  -     the loss of key employees of the acquired businesses.

Moreover, any delay or failure to integrate an acquired company, technology or product line could result in the additional expenditure of money and in increased demands on our management's time. These expenditures and demands could have a material adverse effect on our business, financial condition and results of operations and on the price of our common stock. Acquisitions may involve expending significant funds and the issuance of additional securities, which may be dilutive to stockholders.

YEAR 2000 READINESS; YEAR 2000 PROBLEMS COULD DISRUPT OUR BUSINESS.

We have evaluated our internal software and products for Year 2000 concerns. We believe that our products and business will not be substantially affected by the Year 2000 and that we have no significant exposure to liabilities related to the Year 2000 issue for the products we have sold. We have also communicated with others, including vendors, suppliers and customers whose computer systems' functionality could directly impact our operations.

Although we believe our planning efforts are adequate to address our Year 2000 concerns, we cannot be sure that we will not experience negative consequences or significant costs caused by undetected Year 2000 errors or defects in the technology used in our internal systems. We also cannot be sure that our vendors, suppliers, customers or businesses that we may acquire will not experience similar consequences or costs. Such consequences or costs could have a material adverse effect on us.

                           FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the Securities and Exchange Commission which we have referenced under "Where You Can Find More Information" on page 40 contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our judgment regarding future events. Although we would not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which we are not aware. We urge you to consider the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus and in the other documents filed with the SEC in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this prospectus. We generally identify forward-looking statements with the words "plans," "expects," "anticipates," "estimates," "will," "should" and similar expressions.

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 3,000,000 shares of common stock we are offering will be approximately $96.3 million. If the underwriters fully exercise the over-allotment option, the net proceeds will be approximately $110.8 million. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $34.063 per share. "Net proceeds" is what we expect to receive after we pay the underwriting discount and other estimated expenses for this offering.

We expect to use the net proceeds for working capital and general corporate purposes, which may include the purchase of equipment and the expansion of facilities. We also may use a portion of the net proceeds for acquisitions to expand our production capacity and our product offerings. From time to time we have discussed potential strategic acquisitions with third parties. We are not currently in discussions regarding an acquisition and have no agreements or commitments to complete an acquisition. Pending our uses of the proceeds, we intend to invest the net proceeds of this offering primarily in short-term, interest-bearing instruments.

                                DIVIDEND POLICY

We have not paid cash dividends on our common stock since fiscal 1986, and we do not anticipate paying cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance future growth. We are subject to financial and operating covenants, including restrictions on the payment of cash dividends, under our bank financing agreements. On February 19, 1999, we distributed a three-for-two common stock split.

                          PRICE RANGE OF COMMON STOCK

On June 2, 1998, our common stock started trading on the Nasdaq National Market under the symbol AHAA. Prior to that our common stock traded on the American Stock Exchange under the symbol AHA. The following table sets forth, for the periods indicated, the high and low sales prices for the common stock, as reported on the Nasdaq National Market or the American Stock Exchange, as applicable.

                                                                   HIGH        LOW
                                                                  -------    -------
    FISCAL 1998:
    First Quarter...............................................  $ 5.875    $ 3.667
    Second Quarter..............................................   12.750      5.500
    Third Quarter...............................................   13.750      8.583
    Fourth Quarter..............................................   13.333      9.333

    FISCAL 1999:
    First Quarter...............................................  $12.583    $ 7.833
    Second Quarter..............................................   11.500      6.167
    Third Quarter...............................................   24.833      5.750
    Fourth Quarter..............................................   27.917     13.500

    FISCAL 2000:
    First Quarter (through May 3, 1999).........................  $36.500    $17.625

On May 3, 1999, the last reported sale price reported on the Nasdaq National Market for the common stock was $34.063 per share. On May 3, 1999, there were approximately 978 holders of record of the common stock.

                                 CAPITALIZATION

The following table presents our capitalization as of March 28, 1999 on an actual basis and as adjusted to reflect the sale of 3,000,000 shares of common stock that we are offering with this prospectus at an assumed offering price of $34.063 per share, and the application of the proceeds, net of the estimated underwriting discount and our estimated expenses for this offering.

The total number of shares of outstanding common stock, as adjusted for this offering, excludes at March 28, 1999: (1) 1,761,523 shares of common stock issuable upon exercise of outstanding stock options at a weighted average price of $6.70 per share; (2) 124,975 shares of common stock reserved for issuance pursuant to our Employee Stock Purchase Plan; and (3) 919,909 shares of common stock reserved for issuance pursuant to stock options not yet granted under all of our stock option plans. This total also excludes 675,000 shares of common stock reserved by our Board of Directors on April 27, 1999 for issuance upon the exercise of options which may be granted in the future to our employees who are not also officers or Directors.

                                                                      MARCH 28, 1999
                                                                  ----------------------
                                                                  ACTUAL     AS ADJUSTED
                                                                  -------    -----------
                                                                      (IN THOUSANDS)
    Cash, cash equivalents and short-term investments...........  $23,760     $120,084
                                                                  =======     ========
    Long-term debt, less current portion........................  $   713     $    713
    Stockholders' equity:
      Common stock, $0.25 par value: 30,000,000 shares
         authorized; 16,051,311 shares actual and 19,051,311
         shares, as adjusted, issued and outstanding............    4,013        4,763
      Additional paid-in capital................................   58,872      154,446
      Retained earnings.........................................   18,276       18,276
      Less -- Treasury shares 62,379 at cost....................     (133)        (133)
      Unearned compensation -- restricted stock.................      (14)         (14)
                                                                  -------     --------
         Total stockholders' equity.............................   81,014      177,338
                                                                  -------     --------
           Total capitalization.................................  $81,727     $178,051
                                                                  =======     ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

We derived the statement of operations data for the years ended March 30, 1997, March 29, 1998 and March 28, 1999 and balance sheet data as of March 29, 1998 and March 28, 1999 from the audited financial statements in this prospectus. Those financial statements were audited by KPMG Peat Marwick LLP, independent accountants. We derived the statement of operations data for the years ended April 2, 1995 and March 31, 1996 and balance sheet data as of April 2, 1995, March 31, 1996 and March 30, 1997 from audited financial statements that are not included in this prospectus. Historical results are not necessarily indicative of results of operations to be expected in the future. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes thereto, and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

During fiscal 1996, we recorded a $320,000 repositioning benefit attributable to the reversal of certain accruals for estimated carrying costs as a result of an earlier than expected disposition of our Methuen, Massachusetts facility. During fiscal 1997, we recorded repositioning expenses of $2.1 million, related primarily to the reduction of our ceramics operations and the sale of a nonstrategic product line.

                                                                      YEARS ENDED
                                                --------------------------------------------------------
                                                APRIL 2,   MARCH 31,   MARCH 30,   MARCH 29,   MARCH 28,
                                                  1995       1996        1997        1998        1999
                                                --------   ---------   ---------   ---------   ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales.........................................  $78,254     $96,894    $ 85,253    $116,881    $126,339
Cost of sales.................................   54,376      65,986      68,519      72,799      71,131
                                                -------     -------    --------    --------    --------
Gross profit..................................   23,878      30,908      16,734      44,082      55,208
Research and development expenses.............    4,154       9,148       9,545      10,035      12,886
Selling and administrative expenses...........   15,727      17,226      20,441      22,359      22,767
Repositioning expenses (benefit)..............       --        (320)      2,074          --          --
                                                -------     -------    --------    --------    --------
Operating income (loss).......................    3,997       4,854     (15,326)     11,688      19,555
Other income (expense), net...................     (648)       (391)       (246)       (241)        670
                                                -------     -------    --------    --------    --------
Income (loss) before income taxes.............    3,349       4,463     (15,572)     11,447      20,225
Provision (benefit) for income taxes..........      502         669          --       1,145      (1,265)
                                                -------     -------    --------    --------    --------
Net income (loss).............................  $ 2,847     $ 3,794    $(15,572)   $ 10,302    $ 21,490
                                                =======     =======    ========    ========    ========
Net income (loss) per share:
  Basic.......................................  $  0.25     $  0.30    $  (1.05)   $   0.67    $   1.36
                                                =======     =======    ========    ========    ========
  Diluted.....................................  $  0.24     $  0.29    $  (1.05)   $   0.66    $   1.31
                                                =======     =======    ========    ========    ========
Shares used in per share calculation:
  Basic.......................................   11,410      12,551      14,772      15,302      15,824
                                                =======     =======    ========    ========    ========
  Diluted.....................................   11,823      13,126      14,772      15,711      16,351
                                                =======     =======    ========    ========    ========

                                                APRIL 2,   MARCH 31,   MARCH 30,   MARCH 29,   MARCH 28,
                                                  1995       1996        1997        1998        1999
                                                --------   ---------   ---------   ---------   ---------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments.................................  $ 3,510     $15,469     $ 7,033     $15,849    $ 23,760
Working capital...............................   10,983      32,647      18,409      26,061      42,687
Total assets..................................   50,167      75,423      65,253      76,929     106,681
Long-term debt, including current portion.....    8,083       2,897       6,545       3,501       1,625
Stockholders' equity..........................   27,674      57,533      43,386      55,822      81,014

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

All statements, trend analysis and other information contained in the following discussion relative to markets for our products and trends in sales, gross profit and anticipated expense levels, as well as other statements, including words such as "may," "will," "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks and uncertainties, and our actual results of operations may differ materially from those contained in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "risk factors" as well as other risks and uncertainties referenced in this prospectus.

OVERVIEW

We design, develop, manufacture and market proprietary radio frequency, microwave frequency and millimeter wave frequency integrated circuits and discrete semiconductors for wireless voice and data communications. Historically, we have focused on two operating divisions: Alpha Microwave and Trans-Tech. During fiscal 1998, we reorganized the Alpha Microwave division into two groups, Wireless Semiconductor Products and Application Specific Products, in order to address the distinct dynamics of different markets. Trans-Tech has been designated the Ceramic Products Group. Our operations are currently organized into three reportable segments:

The Wireless Semiconductor Products Group supplies GaAs integrated circuits and discrete semiconductors in high volume for wireless telephone handsets and wireless data applications. This group represented 52.1% of our total sales in fiscal 1999.

The Application Specific Products Group supplies radio frequency, microwave frequency and millimeter wave frequency GaAs integrated circuits, and discrete semiconductors and components for customized products in the satellite communications, broadband data and defense markets. This group represented 27.7% of our total sales in fiscal 1999.

The Ceramics Products Group uses electrical ceramic and ferrite technologies to supply resonators and filters, primarily for wireless base station equipment. This group represented 20.2% of our total sales in fiscal 1999.

We derived approximately 83% of our sales in fiscal 1999 from standard and custom designed products sold to the commercial market. The remaining sales are derived from sales to defense customers. Over the past several years, we have continued to reduce our reliance on defense business to increase our emphasis on the commercial wireless market. Sales are recognized when a product is shipped and services are performed.

Our customers include leading OEMs in the wireless communications industry and their principal suppliers. During fiscal 1999, sales to our 15 largest customers accounted for 64.3% of our total sales. During that period, sales to Motorola accounted for 28.1% of total sales and sales to Ericsson accounted for 8.2% of total sales.

RESULTS OF OPERATIONS

The following table shows our statement of operations data expressed as a percentage of sales for the periods indicated:

                                                                          YEARS ENDED
                                                              -----------------------------------
                                                              MARCH 30,    MARCH 29,    MARCH 28,
                                                                1997         1998         1999
                                                              ---------    ---------    ---------
Sales.......................................................    100.0%       100.0%       100.0%
Cost of sales...............................................     80.4         62.3         56.3
                                                               ------        -----        -----
Gross margin................................................     19.6         37.7         43.7
Research and development expenses...........................     11.2          8.6         10.2
Selling and administrative expenses.........................     24.0         19.1         18.0
Repositioning expenses......................................      2.4           --           --
                                                               ------        -----        -----
Operating income (loss).....................................    (18.0)        10.0         15.5
Other income (expense), net.................................     (0.3)        (0.2)         0.5
                                                               ------        -----        -----
Income (loss) before income taxes...........................    (18.3)         9.8         16.0
Provision (benefit) for income taxes........................       --          1.0         (1.0)
                                                               ------        -----        -----
Net income (loss)...........................................    (18.3)%        8.8%        17.0%
                                                               ======        =====        =====

FISCAL YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997

Sales. Sales increased 8.1% to $126.3 million in fiscal 1999 from $116.9 million in fiscal 1998. The increase was primarily attributable to increased demand for wireless products and our penetration into additional handset platforms. Deliveries to Motorola represented 28.1% of our total sales in fiscal 1999 compared to 24.7% in fiscal 1998. We continued to increase our focus on the commercial wireless markets, which lowered our defense sales to 17.2% in fiscal 1999 from 17.6% in fiscal 1998. We continue to participate in defense programs that require minimal investment.

Sales increased 37.1% to $116.9 million in fiscal 1998 from $85.3 million in fiscal 1997. The increase in sales was largely due to greater volume resulting from increased penetration into several handset platforms. Deliveries to Motorola represented 24.7% of our total sales in fiscal 1998 compared to 10.6% in fiscal 1997. Defense sales represented 17.6% of total sales in fiscal 1998 compared to 20.8% in fiscal 1997.

Gross Profit. Gross profit increased 25.2% to $55.2 million in fiscal 1999 from $44.1 million in fiscal 1998. Gross margin increased to 43.7% in fiscal 1999 from 37.7% in fiscal 1998. These increases were primarily a result of improved operating efficiencies in all three business segments, particularly in Wireless Semiconductors, which continued to leverage capacity, improve yields and reduce material costs.

Gross profit increased 163.4% to $44.1 million in fiscal 1998 from $16.7 million in fiscal 1997. Gross margin increased to 37.7% in fiscal 1998 from 19.6% in fiscal 1997. Excluding certain non-recurring costs, gross margin would have been 26.7% in fiscal 1997. The following non-recurring costs were included in fiscal 1997 gross profit: (1) excess manufacturing capacity in the Ceramics group that was reduced in the fourth quarter with the divestiture of the group's French subsidiary and consolidation in this Group; (2) carrying costs of approximately $2.7 million for divested operations (incurred prior to divestiture); and (3) a $2.6 million inventory write-down in Ceramics resulting from shifts in demand away from certain ceramic products. In addition, we continued expanding capacity for Wireless Semiconductors during fiscal 1997 despite lower sales volumes for the first half of the year. The gross margin improvement in fiscal 1998 was attributable to increased sales volume and the leveraging of capacity of our Wireless Semiconductor operation, as well as reduced manufacturing costs and improved operating efficiencies in our Ceramics Group.

Research and Development Expenses. Research and development expenses increased 28.4% to $12.9 million or 10.2% of sales in fiscal 1999 from $10.0 million or 8.6% of sales in fiscal 1998. The increase in research and development expenses was primarily attributable to the development of processes and products in the Wireless Semiconductor Products Group. Over 75% of our total research and development expenses in fiscal 1999 and 1998 were focused on the Wireless Semiconductor Products Group's efforts in developing GaAs integrated circuits and other high volume wireless products.

Research and development expenses increased 5.1% to $10.0 million or 8.6% of sales in fiscal 1998 from $9.5 million or 11.2% of sales in fiscal 1997. The increase in research and development expenses was the result of increased investments in the Wireless Semiconductor operation offset by decreases in investment in our Ceramics Group during the rebuilding of its business.

Selling and Administrative Expenses. Selling and administrative expenses increased 1.8% to $22.8 million or 18.0% of sales in fiscal 1999 from $22.4 million or 19.1% of sales in fiscal 1998. The increase in selling and administrative expenses was attributable to increased sales commissions resulting from higher sales volumes, while the decrease in selling and administrative expenses as a percentage of sales was attributable to our continued efforts to control administrative costs.

Selling and administrative expenses increased 9.4% to $22.4 million or 19.1% of sales in fiscal 1998 from $20.4 million or 24.0% of sales in fiscal 1997. Selling and administrative expenses in fiscal 1997 included non-recurring costs of approximately $1.5 million for recruiting and consolidation costs for our Ceramics Products Group and for severance costs. The increased selling and administrative expenses reflect the continued investment in sales, marketing and administrative activities. Significant components of the increase included the addition of dedicated account managers for key wireless OEMs, improvements to our information systems, training costs and recruiting costs for key positions.

Other Income (Expense), Net. Interest expense in fiscal 1999 decreased $204,000 compared to fiscal 1998 due to a decline in outstanding borrowings. Interest income in fiscal 1999 increased $597,000 as a result of higher levels of cash, cash equivalents and short-term investments. Other expenses decreased $110,000 in fiscal 1999 compared to fiscal 1998 due to losses resulting from the disposal of equipment in fiscal 1998.

Interest expense in fiscal 1998 decreased $83,000 compared to fiscal 1997 as a result of a lower level of outstanding borrowings. Other expenses increased $59,000 in fiscal 1998 compared to fiscal 1997 due to losses resulting from the disposal of equipment in fiscal 1998.

Provision (Benefit) for Income Taxes. The benefit for income taxes in fiscal 1999 was $1.3 million compared to a provision for income taxes of $1.1 million in fiscal 1998. The fiscal 1999 benefit reflects a 10% tax rate offset by a $3.3 million tax benefit recorded in the fourth quarter of fiscal 1999. The tax benefit of $3.3 million resulted from a reduction in the valuation allowance against deferred tax assets because of the expected use of net operating loss carryforwards in future periods. We will begin reporting income at a fully taxed rate, assumed to be 36%, during the first quarter of fiscal 2000, which ends in June 1999.

The provision for income taxes in fiscal 1998 was $1.1 million. Our effective tax rate for fiscal 1998 was 10% due to the utilization of net operating loss carryforwards. We did not record a tax provision for fiscal 1997. No federal taxes were due, and state and foreign taxes were offset by a state loss carryback.

BUSINESS SEGMENTS

The table below displays sales and operating income by business segment for fiscal 1998 and 1999. See Note 10 to the consolidated financial statements. It is not practicable to present information for fiscal 1997 because such information for that year is not available.

                                                                   YEARS ENDED
                                                              ----------------------
                                                              MARCH 29,    MARCH 28,
                                                                1998         1999
                                                              ---------    ---------
Sales
Wireless Semiconductor Products.............................  $ 52,612     $ 65,822
Application Specific Products...............................    37,118       34,977
Ceramic Products............................................    27,151       25,540
                                                              --------     --------
                                                              $116,881     $126,339
                                                              ========     ========
Operating Income
Wireless Semiconductor Products.............................  $  2,799     $  7,435
Application Specific Products...............................     7,210       10,241
Ceramic Products............................................     1,679        1,879
                                                              --------     --------
                                                              $ 11,688     $ 19,555
                                                              ========     ========

Wireless Semiconductor Products. Sales for the Wireless Semiconductor Products Group increased 25.1% to $65.8 million in fiscal 1999 from $52.6 million in fiscal 1998. The increase was primarily attributable to increased demand for wireless products and our penetration into additional handset platforms.

Operating income for the Wireless Semiconductor Group increased 165.6% to $7.4 million in fiscal 1999 from $2.8 million in fiscal 1998. The increase in operating income was primarily attributable to improved operating efficiencies. This Group continued to leverage capacity, improve yields and reduce material costs. In addition, this Group focused on the development of processes and products for the wireless market, while continuing efforts to control administrative costs.

Application Specific Products. Sales for the Application Specific Products Group decreased 5.8% to $35.0 million in fiscal 1999 from $37.1 million in fiscal 1998. The decrease was primarily attributable to our increasing focus on the commercial market and a continuing shift away from the defense market.

Operating income for the Application Specific Products Group increased 42.0% to $10.2 million in fiscal 1999 from $7.2 million in fiscal 1998. The increase in operating income was primarily attributable to improved operating efficiencies, including improved yields and reduced material costs. In addition, the Group's selling and administrative activities were significantly reduced as the Group focused on controlling costs.

Ceramic Products. Sales for the Ceramics Group decreased 5.9% to $25.5 million in fiscal 1999 from $27.2 million in fiscal 1998. The decrease was primarily attributable to a decreased level of sales for the first half of fiscal 1999 mainly due to lower than expected demand for wireless infrastructure and price competition from Japanese competitors whose currency declined in value against the U.S. dollar.

Operating income for the Ceramics Group increased 11.9% to $1.9 million in fiscal 1999 from $1.7 million in fiscal 1998. The increase in operating income was primarily attributable to the reduction of material costs and improved operating efficiencies, including the leveraging of capacity and increased manufacturing automation.

QUARTERLY RESULTS OF OPERATIONS

The following table shows unaudited quarterly results of operations in dollar amounts and as a percentage of sales for the periods indicated. We have prepared this information on a basis consistent with our audited consolidated financial statements and included all adjustments that we consider necessary for a fair presentation of the information for the periods presented. Results of operations for any fiscal quarter are not necessarily indicative of results for any future period.

                                                                        THREE MONTHS ENDED
                                     -----------------------------------------------------------------------------------------
                                     JUNE 29,   SEPT. 28,   DEC. 28,   MARCH 29,   JUNE 28,   SEPT. 27,   DEC. 27,   MARCH 28,
                                       1997       1997        1997       1998        1998       1998        1998       1999
                                     --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales..............................  $25,705     $28,571    $30,751     $31,854    $29,955     $29,626    $32,489     $34,269
Cost of sales......................   16,808      17,942     18,928      19,121     17,132      16,763     18,151      19,085
                                     -------     -------    -------     -------    -------     -------    -------     -------
Gross profit.......................    8,897      10,629     11,823      12,733     12,823      12,863     14,338      15,184
Research and development
  expenses.........................    2,319       2,422      2,545       2,749      3,022       2,891      3,397       3,576
Selling and administrative
  expenses.........................    5,262       5,513      5,684       5,900      5,497       5,422      5,809       6,039
                                     -------     -------    -------     -------    -------     -------    -------     -------
Operating income...................    1,316       2,694      3,594       4,084      4,304       4,550      5,132       5,569
Other income (expense), net........      (83)        (89)       (87)         18        112         134        170         254
                                     -------     -------    -------     -------    -------     -------    -------     -------
Income before income taxes.........    1,233       2,605      3,507       4,102      4,416       4,684      5,302       5,823
Provision (benefit) for income
  taxes............................      123         261        351         410        442         468        530      (2,705)
                                     -------     -------    -------     -------    -------     -------    -------     -------
Net income.........................  $ 1,110     $ 2,344    $ 3,156     $ 3,692    $ 3,974     $ 4,216    $ 4,772     $ 8,528
                                     =======     =======    =======     =======    =======     =======    =======     =======
Net income per share:
  Basic............................  $  0.07     $  0.15    $  0.20     $  0.24    $  0.25     $  0.27    $  0.30     $  0.54
                                     =======     =======    =======     =======    =======     =======    =======     =======
  Diluted..........................  $  0.07     $  0.15    $  0.20     $  0.23    $  0.25     $  0.26    $  0.29     $  0.51
                                     =======     =======    =======     =======    =======     =======    =======     =======
Shares used in per share calculation:
  Basic............................   14,987      15,207     15,420      15,593     15,708      15,772     15,835      15,980
                                     =======     =======    =======     =======    =======     =======    =======     =======
  Diluted..........................   15,233      15,654     15,961      16,012     16,098      16,131     16,402      16,769
                                     =======     =======    =======     =======    =======     =======    =======     =======

                                                                        THREE MONTHS ENDED
                                     -----------------------------------------------------------------------------------------
                                     JUNE 29,   SEPT. 28,   DEC. 28,   MARCH 29,   JUNE 28,   SEPT. 27,   DEC. 27,   MARCH 28,
                                       1997       1997        1997       1998        1998       1998        1998       1999
                                     --------   ---------   --------   ---------   --------   ---------   --------   ---------
Sales..............................   100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%
Cost of sales......................    65.4        62.8       61.6        60.0       57.2        56.6       55.9        55.7
                                      -----       -----      -----       -----      -----       -----      -----       -----
Gross margin.......................    34.6        37.2       38.4        40.0       42.8        43.4       44.1        44.3
Research and development
  expenses.........................     9.0         8.5        8.3         8.6       10.1         9.8       10.5        10.4
Selling and administrative
  expenses.........................    20.5        19.3       18.5        18.5       18.4        18.3       17.9        17.6
                                      -----       -----      -----       -----      -----       -----      -----       -----
Operating income...................     5.1         9.4       11.7        12.8       14.4        15.4       15.8        16.3
Other income (expense), net........    (0.3)       (0.3)      (0.3)        0.1        0.4         0.5        0.5         0.7
                                      -----       -----      -----       -----      -----       -----      -----       -----
Income before income taxes.........     4.8         9.1       11.4        12.9       14.7        15.8       16.3        17.0
Provision (benefit) for income
  taxes............................     0.5         0.9        1.1         1.3        1.5         1.6        1.6        (7.9)
                                      -----       -----      -----       -----      -----       -----      -----       -----
Net income.........................     4.3%        8.2%      10.3%       11.6%      13.3%       14.2%      14.7%       24.9%
                                      =====       =====      =====       =====      =====       =====      =====       =====

LIQUIDITY AND CAPITAL RESOURCES

As of March 28, 1999, we had working capital of $42.7 million, including $23.8 million in cash, cash equivalent and short term investments. In fiscal 1999, operations generated $25.6 million of cash primarily attributable to net income of $21.5 million. Uses of cash included $17.7 million for capital expenditures, $8.2 million for net purchases of short term investments and $1.9 million for the repayment of long-term debt. We continued our investment in capital expenditures particularly for the semiconductor GaAs wafer fabrication operation and the integrated circuit and discrete semiconductor assembly and test areas, as well as for improved manufacturing capabilities at the ceramics manufacturing facility.

During fiscal 1999, we incurred capital expenditures of $17.7 million of which $14.3 million was related to the Wireless Semiconductor Products Group. The expenditures for this group related primarily to the expansion of the GaAs fabrication facility which is estimated to cost $18 million in total and is scheduled to be completed during the summer of 1999. This expansion is expected to significantly increase capacity.

We may use a portion of the net proceeds of this offering for the purchase of equipment, the expansion of facilities and the acquisition of businesses, technologies or products that complement our business. From time to time we have discussed strategic acquisitions with third parties. We are not currently in discussions regarding acquisitions and have no agreements or commitments to complete an acquisition.

We maintain a $7.5 million working capital line of credit and a $7.5 million equipment line of credit which expire on September 30, 1999. We expect to renew these agreements. There are no outstanding borrowings under these agreements.

We believe that anticipated cash from operations, available funds and borrowings under our bank lines of credit, together with the net proceeds from the sale of our common stock in this offering, will be adequate to fund our currently planned working capital and capital expenditure requirements through fiscal 2000.

YEAR 2000 READINESS

The Year 2000 issue relates to the inability of certain computer software programs to properly recognize and process date sensitive information relative to the Year 2000 and beyond. To address this issue, we have initiated a company-wide Year 2000 project under the direction of senior management. We have evaluated our products and have determined that our products are not date sensitive. We do not expect Year 2000 exposure for products sold.

We have completed a comprehensive inventory of our internal information systems. Over the last several years, we have invested in new computer hardware and software to improve our business operations. All such systems were required to be Year 2000 compliant as a condition of purchase. We have completed testing of our critical information systems. As a result of this testing, we do not believe that any critical systems will cause a significant interruption of our business. Certain systems require minor upgrades. These upgrades are expected to be completed by September 1999 and the costs are not expected to be material.

We have also completed a comprehensive inventory of our equipment and facilities. We have substantially completed testing of critical items to ensure that they are compliant. As a result of our testing to date, we do not believe that any critical items will result in a significant disruption to our business. Minor upgrades are planned for certain items. These upgrades are expected to be completed by September 1999 and the costs are not expected to be material.

We have completed formal communication with significant suppliers, customers, financial institutions and other third parties with which we have a material relationship in order to determine whether those entities have adequate plans in place to ensure their Year 2000 preparedness. As a result of our communications, we have not identified any issues with respect to these third parties.

At this time, we have not developed a "worst case" scenario or an overall contingency plan and do not intend to do so unless, as a result of ongoing testing and evaluation, we believe these plans are warranted. Based upon our assessment to date and our expectations that our Year 2000 project will be substantially complete by September 1999, we believe adequate time will be available to ensure alternatives can be developed, assessed and implemented, if necessary, prior to a Year 2000 issue having a negative impact on our operations. However, we cannot assure that such modifications and conversions, if required, will be completed on a timely basis.

We have not prepared estimates of costs to remediate Year 2000 problems. However, based on currently available information, including the results of our assessment to date, we do not believe that the costs associated with Year 2000 compliance will have a material adverse effect on our business, results of operations or financial condition.

Although we believe our planning efforts are adequate to address our Year 2000 compliance concerns, we cannot guarantee that we will not experience unanticipated negative consequences or material costs caused by undetected errors or defects in the technology used in our internal systems or that third parties upon which we rely will not experience similar negative consequences.

                                    BUSINESS

OVERVIEW

We design, develop, manufacture and market proprietary radio frequency, microwave frequency and millimeter wave frequency integrated circuits and discrete semiconductors for wireless voice and data communications. The primary applications for our products include wireless handsets for cellular and personal communication services, or PCS. We also produce integrated circuits, discrete components, electrical ceramics and ferrites used in wireless base station equipment, cable television, wireless local loop, wireless personal digital assistants and wireless local area networks.

We offer a broad range of products, including integrated circuit switches and controls, power amplifiers, diodes and components that comprise a significant part of the radio frequency devices used in wireless telephone handsets. We use a range of technologies, processes and materials to meet our customers' performance requirements, including gallium arsenide metal semiconductor field effect transistor, or GaAs MESFET, gallium arsenide pseudomorphic high electron mobility transistor, or GaAs PHEMT, silicon and electrical ceramic. We currently are developing power amplifiers and other devices made with a gallium arsenide heterojunction bipolar transistor, or GaAs HBT, process.

We divide our operations into three groups to address the distinct dynamics of different markets:

-----------------------------------------------------------------------------------------------------------
                        WIRELESS SEMICONDUCTOR
                               PRODUCTS            APPLICATION SPECIFIC PRODUCTS       CERAMIC PRODUCTS
-----------------------------------------------------------------------------------------------------------
  Primary Products     GaAs Integrated Circuits    GaAs Integrated Circuits        Electrical Ceramics
                       Discrete Semiconductors     Discrete Semiconductors         Ferrites
                                                   Components
-----------------------------------------------------------------------------------------------------------
  Primary Markets      Wireless Handsets           Satellite Communications        Wireless Infrastructure
                       Wireless Data               Broadband Data, Defense
-----------------------------------------------------------------------------------------------------------

The Wireless Semiconductor Products Group supplies GaAs integrated circuits and discrete semiconductors in high volume for wireless telephone handsets and wireless data applications. These products are used in equipment incorporating the leading digital standards, Global System for Mobile Communications, or GSM, Code Division Multiple Access, or CDMA and Time Division Multiple Access, or TDMA. This group generated $65.8 million or 52.1% of our total sales in fiscal 1999.

The Application Specific Products Group supplies radio frequency, microwave frequency and millimeter wave frequency GaAs integrated circuits, and discrete semiconductors and components for customized products in the satellite communications, broadband data and defense markets. We leverage our 30 years of experience with higher frequency microwave and millimeter wave technologies to develop high gross margin products and to develop new products for emerging wireless broadband data applications. This group generated $35.0 million or 27.7% of our total sales in fiscal 1999.

The Ceramics Products Group uses electrical ceramic and ferrite technologies to supply resonators and filters, primarily for wireless base station equipment. This group generated $25.5 million or 20.2% of our total sales in fiscal 1999.

INDUSTRY BACKGROUND

Market Growth. The wireless communications industry has grown rapidly as new technologies, additional radio frequency spectrum and competition have made wireless communications easier, as well as more useful, available and affordable. Wireless product original equipment manufacturers, or OEMs, continue to make their products smaller, add capabilities and increase the standby and talk times of their battery operated products. As a result, new product introductions have become more frequent.

We expect the market for wireless handsets, a key element of the wireless communications industry, to continue experiencing significant growth. Industry analysts expect sales of wireless handsets to grow from 163 million units in 1998 to approximately 257 million units in 2000, representing a 25% compound annual growth rate. We believe the introduction of new handset features, new and less expensive service plans and new markets in developing countries are driving this sales growth.

Consumer wireless applications are expanding from voice-only to many different forms of data transmission. We expect that the next generation air interface standard will be designed with data transmission as a primary function. A variety of applications enabling wireless access to the Internet and e-mail, as well as wireless home automation, are under development. Many of these new wireless data applications need more bandwidth, or capacity, than voice, and current cellular and PCS frequencies limit the available bandwidth. Higher frequencies, in the millimeter wave range where there is less traffic, allow much higher bandwidths. Consequently, the Federal Communications Commission has allocated millimeter wave frequencies for wireless data applications. We believe GaAs millimeter wave semiconductor and component technology will be necessary for the development of products for these wireless voice and data applications.

Frequency Bands and Air Interface Standards. First generation wireless telephone systems, such as Advanced Mobile Phone Service, use analog signal processing and operate at frequencies from 829 to 894 MHz, with limited capacity, sound quality and capabilities. Second generation systems use digital signal processing and operate at either cellular frequencies ranging from 869 to 894 MHz or at PCS frequencies ranging from 1930 to 1990 MHz. There are a number of digital air interface standards in these frequency bands, including GSM, TDMA and CDMA. These digital standards provide improved capacity, sound quality and capabilities at cellular and PCS frequency bands, but are incompatible and have fragmented the market for equipment.

Cellular System Infrastructure. Wireless telephones communicate with base stations, sometimes referred to as cell sites. These base stations transmit and receive signals from handsets and, after processing, connect the signals to the local switching office of the wireline telephone system or some other telecommunications network. Digital radios with a millimeter wave carrier frequency are being used to connect base stations to each other and to these networks. The handsets and base stations designed for each air interface standard generally require custom radio frequency semiconductor solutions.

To enable consumers to use their handsets across various territories and interface standards, suppliers of wireless handsets have begun to offer multimode and multiband handsets. Multimode handsets can switch from one air interface standard to another. Multiband handsets can switch from one frequency band to another. The trend to multimode and multiband functions is increasing the number of radio frequency products necessary for each handset. For example, some new handsets need as many as five integrated circuit switches and two power amplifiers.

As a result of rapid market growth, technical challenges and end user demands as well as a shortage of radio frequency integrated circuit engineers, we believe it has become difficult for OEMs of subscriber equipment to develop and supply all their required radio frequency devices in a timely and cost-effective manner. This has caused some OEMs to rely on third party suppliers for these products. We also believe that many new entrants to the wireless subscriber equipment market, such as large consumer electronics companies, are less vertically integrated than established OEMs. As a result, these companies tend to rely even more on third party suppliers.

GaAs and Silicon Technology. In first generation wireless communications equipment, silicon-based semiconductors were used to form complex circuits to transmit and receive radio frequency signals. The use of silicon integrated circuits at cellular and PCS frequencies has been limited because of decreased operating performance. At cellular and PCS frequencies, silicon integrated circuits consume more power, have relatively higher noise and distortion parameters and create excess heat. However, certain discrete silicon semiconductor devices remain the most cost-effective solution for certain functions in wireless handsets.

GaAs has inherent physical properties that permit GaAs devices to operate at much higher speeds than silicon devices or at the same speeds with lower power consumption. This is particularly important in battery powered portable applications such as handsets. Moreover, silicon devices do not perform well at higher frequencies such as millimeter wave. Accordingly, GaAs semiconductor technology has emerged as an effective alternative or complement to silicon technology in many high performance radio frequency, microwave frequency and millimeter wave frequency applications.

GaAs Process Technologies. Most commercial GaAs integrated circuits and discrete semiconductors are made using the GaAs MESFET process. New GaAs processes however, such as GaAs PHEMT and HBT, offer many advantages over the MESFET process. GaAs PHEMT and HBT devices have been developed over the past decade for defense applications. They are now being applied to the manufacture of commercial GaAs devices. GaAs devices made with the PHEMT and HBT processes offer higher power efficiency, although HBT is not suitable for switching. The different cost and performance characteristics of silicon and the various GaAs process technologies can each be useful in an OEM's wireless platform design strategy. We believe it is important that suppliers of GaAs integrated circuits and discrete semiconductors have the breadth of technologies and production capabilities to be able to provide an OEM customer with its desired solution.

THE ALPHA APPROACH

Our goal is to be the leading provider of radio frequency, microwave frequency and millimeter wave frequency products for a broad range of commercial wireless markets. The key elements of our approach are:

  - Continue Focus on Wireless Markets. Much of our recent growth in revenue and profits has been due to our intense concentration on the expanding demand for wireless telephony equipment, particularly handsets. By including multimode or multiband capabilities, handsets have become more complex and contain two to three times more radio frequency products than prior generation products. Industry analysts expect unit sales of handsets to grow at a compound rate of approximately 25.0% per year through 2000. We also expect the introduction of many new wireless data applications, including those which merge voice and data into the same handset. Wireless data products include personal digital assistants with wireless Internet access. We believe that the trends of increased complexity and of market growth in handsets and wireless data applications will combine to create opportunity for continued growth.

  - Continue Focus on Wireless Industry Leaders. We focus our sales and marketing efforts on dominant OEMs in the wireless communications industry and their principal suppliers. Two of the three largest producers of handsets in the world, Motorola and Ericsson, were our largest customers in fiscal 1999, representing 36.3% of our sales in this period. We have assigned a senior key account executive to each of these key customers. The task of these key account personnel is to coordinate all activities needed to support that customer on a worldwide basis. By remaining in close contact with our customers' design engineering, manufacturing, purchasing and project management personnel, we can better understand their needs, rapidly develop customer specific solutions and successfully design our solutions into our customers' new products. We emphasize rapid new product development to meet our customers' shortening development cycles. Our manufacturing capabilities enable us to quickly convert new products from development to full production. During calendar 1998, we increased our penetration from 25 products for 13 handset platforms to 74 products for 35 handset platforms.

  - Provide a Broad Array of Products. We offer a broad array of radio frequency, microwave frequency and millimeter wave frequency products to the wireless markets, including GaAs integrated circuits switches and controls, GaAs integrated circuits power amplifiers, silicon discrete diodes and ceramic resonators and filters. We continue to expand our product breadth, allowing us to increase the total value of the content we offer for each handset. The technologies underlying this product portfolio allow us to address the new wireless data communications products being developed with limited incremental investment. As the OEMs in the wireless communications industry have been reducing the number of their suppliers, our product portfolio has helped us become a strategic supplier to Motorola and Ericsson.

  - Maintain High Volume, Efficient Manufacturing. We believe we have a cost-effective GaAs integrated circuit fabrication facility. We manage our design and manufacturing processes to meet our customers' rapid delivery requirements. We combine rigorous statistical control methods developed in the high volume silicon integrated circuit industry with our own total quality management philosophy to improve our yields and consistency and lower our costs. Molecular beam epitaxy layer growth, or MBE, is a critical factor in the PHEMT and HBT process of GaAs integrated circuit production. As GaAs integrated circuit production moves from the MESFET process toward PHEMT and HBT processes, we expect in-house MBE capability will become a more important competitive factor, because it is more costly to outsource MBE. Unlike many of our competitors, we have a large, in-house MBE facility, backed by many years of experience.

  - Pursue Strategic Technology Alliances and Acquisitions. We intend to pursue strategic alliances and acquisitions to expand our production capacity, products, technologies, industry expertise and customers. We expect that our alliances and acquisitions will be complementary to our current business. In February 1999, we formed a strategic alliance with Infinesse Corporation for the design of GaAs HBT process products. We believe the development of GaAs HBT technology will open additional power amplifier markets to us and complement our existing strength in GaAs PHEMT and GaAs MESFET. We plan to introduce our initial GaAs HBT products for OEM qualification during the summer of 1999.

PRODUCTS AND APPLICATIONS

We offer a broad array of radio frequency, microwave frequency and millimeter wave frequency products to the wireless markets, including GaAs integrated circuit switches and controls, GaAs integrated circuit power amplifiers, silicon discrete semiconductors and ceramic resonators and filters. A typical end product for wireless communications, such as a handset, contains radio frequency, baseband and digital signal processing components. Radio frequency components convert, switch, process and amplify the high frequency signals that carry the information to be transmitted or received. Baseband components process signals into and from their original electrical form (low frequency voice or data). The digital components control the overall circuitry and process the voice or other data to be transmitted and received.

The table below identifies the major product categories and markets our three operating groups serve.

-----------------------------------------------------------------------------------------------------------------------
                                                 WIRELESS SEMICONDUCTOR PRODUCTS
                                        ------------------------------------------------- APPLICATION
                                           POWER         INTEGRATED          DISCRETE       SPECIFIC     CERAMIC
                  MARKETS                AMPLIFIERS   CIRCUIT SWITCHES    SEMICONDUCTORS    PRODUCTS     PRODUCTS
-----------------------------------------------------------------------------------------------------------------------
     Cellular/PCS:
     Handset                                 --              --                 --
     Base Station                                                                                           --
-----------------------------------------------------------------------------------------------------------------------
     Wireless Data:
     Narrowband                              --              --                 --                          --
     Broadband                                               --                 --             --           --
-----------------------------------------------------------------------------------------------------------------------
     Cable TV                                                --                 --                          --
-----------------------------------------------------------------------------------------------------------------------
     Other Wireless                                          --                 --             --           --
-----------------------------------------------------------------------------------------------------------------------

Other Wireless includes wireless local loop, digital radio links, Global Positioning Systems, or GPS, Direct Broadcast Satellite, or DBS, intrusion alarms, radar detectors, ID tags and defense applications.

  WIRELESS SEMICONDUCTOR PRODUCTS

The diagram below illustrates the role of many of our Wireless Semiconductor Products in a dual band and dual mode wireless telephone handset.
                             [Cell-phone schematic]

            Alpha Products in a Typical Dual Bond/Dual Mode Handset
GaAs Radio Frequency Integrated Circuit Switches      GaAs Radio Frequency Power
Amplifiers Discrete Semiconductors

There is a picture of a cellular telephone on the right side of the page. To the left of the telephone is a diagram depicting various parts of a dual band/dual mode handset and identifying those parts which we supply.

- Power Amplifiers. Wireless communications systems require amplification in receiving and transmitting signals. Relatively weak incoming signals must be amplified without adding background noise. GaAs power amplifiers are used in handsets because they use battery power more efficiently than silicon amplifiers, and battery life is a critical system feature in these portable applications. Our 3-volt GaAs MESFET power amplifier, which extends battery life, has been in production for the last 18 months. Further efficiency improvement in amplifiers is now available using GaAs PHEMT process technology. In addition, we are developing GaAs HBT process technology, which we believe will open new power amplifier markets to us and complement our existing strength in the GaAs PHEMT and GaAs MESFET processes.

- Integrated Circuit Switches and Controls. Switching and control functions route and adjust signal levels between the receiver and transmitter and other processing devices. The number of switching functions increases with the complexity of the handset design. In the dual band/dual mode handset illustrated, the switches perform three different routing functions, including: signal routing to transmitter or receiver; signal routing to cellular or PCS frequency; and signal routing to digital or analog mode.

      Our GaAs integrated circuit switches are used in handsets to provide lower signal loss and better signal isolation than comparable silicon products. Further improvements are now available using the GaAs PHEMT process. Transistors using the GaAs HBT process have not been suitable for switches.

- Discrete Semiconductors. Discrete semiconductors, especially diodes, are used for signal tuning and switching functions in the handset. We draw on our microwave frequency and millimeter wave frequency experience to produce diodes with better circuit performance. We manufacture these products in very high volumes and some of them are often purchased on a sole source basis from us.

  APPLICATION SPECIFIC PRODUCTS

We offer customized products that address all transmit and receive functions for radio frequency, microwave frequency and millimeter wave frequency applications, primarily in the satellite communications, broadband data and defense markets. The millimeter wave applications are an emerging area of broadband, high capacity data wireless services, such as Internet access. Systems operating in this frequency range must use GaAs.

  CERAMIC PRODUCTS

Our ceramic products play a critical role in the signal selection, or filtering process, that is essential to processing communications signals. Ceramic materials allow for improved power efficiency and miniaturization, which are being increasingly used in wireless communications infrastructure. Ceramic products are also critical in the frequency-determining portions of DBS receivers, radar detectors and intrusion alarms.

CUSTOMERS

Our customers include leading OEMs in the wireless communications industry and their principal suppliers. During fiscal 1999, sales to our 15 largest customers accounted for approximately 64.3% of our total sales. During that period, sales to Motorola accounted for 28.1% of total sales, and sales to Ericsson accounted for 8.2% of total sales.

SALES AND MARKETING

We sell our products through independent manufacturers' representatives and through a direct sales staff. We sell through 12 domestic and 23 international independent manufacturers' representative organizations. Our field support management staff oversees our manufacturers' representatives and provides them with sales direction and support. Our direct sales staff manages key customer accounts and worldwide customer support and identifies and targets sales in the emerging wireless data markets.

We maintain an internal marketing organization that is responsible for developing sales and advertising literature, such as product announcements, catalogs, brochures and magazine articles in trade and other publications. Our internal marketing organization also prepares technical presentations for industry conferences.

We believe that the technical and complex nature of our products and markets demands an extraordinary commitment to close ongoing relationships with our customers. We strive to maintain close contact with our customers' design, engineering, manufacturing, purchasing and project management personnel. We employ a team approach in developing close relationships by combining the support of design and applications engineers, manufacturing personnel, sales and marketing staff and senior management. We believe that maintaining close contact with our customers improves their level of satisfaction, assists us in anticipating their future product needs and enhances our opportunities for design wins.

MANUFACTURING

  MANUFACTURING CAPABILITIES

Our Wireless Semiconductor Products Group and our Application Specific Products Group are located at our Woburn, Massachusetts manufacturing facility, which is ISO 9001 compliant. At this facility, we design, fabricate and test GaAs integrated circuits, and GaAs and silicon discrete semiconductors and components.

The fabrication of GaAs integrated circuits and semiconductor products is highly complex, requiring production in a highly controlled, clean environment. Minute impurities, difficulties in the fabrication process or defects in the masks used to print circuits on the wafer can cause a substantial percentage of the wafers to be rejected or numerous die on each wafer to be nonfunctional. In addition, the more brittle nature of GaAs wafers can result in higher processing losses. To maximize wafer yield and quality, we test our products at various stages in the fabrication process, continually monitor reliability and conduct numerous quality control inspections throughout the entire production process.

We have extensive expertise in manufacturing process technologies for GaAs integrated circuits, discrete silicon semiconductors and ceramic products. We combine rigorous statistical control methods developed in the high volume silicon integrated circuit industry with our own total quality management philosophy to improve our yields and consistency and lower our costs. We attempt to control all critical steps in the manufacturing process to shorten product design and manufacturing cycles and improve product quality. Many of our manufacturing process technologies are proprietary.

Our GaAs manufacturing capabilities include MESFET and PHEMT processes and we are currently developing GaAs HBT process capability. In addition, we have a large, in-house MBE facility with personnel with many years of process experience. Since MBE is critical to the PHEMT and HBT process of GaAs integrated circuit production, we believe MBE capabilities will allow us to leverage additional cost savings across both PHEMT and HBT product lines.

Our Ceramic Products Group, located at our facilities in Adamstown and Frederick, Maryland, manufactures, assembles, packages and tests our ceramic filters and resonators. Our ceramic manufacturing controls formulation, powder preparation, forming, firing and finishing, as well as value-added assembly of our ceramic products.

  SUBCONTRACTING ASSEMBLY AND PACKAGING

We have in-house assembly capabilities but we also use several subcontractors in Asia to wirebond and package very large volume orders of integrated circuits. Our policy is to have at least two assembly houses located in different countries for each assembly process. After assembly, the packaged products are returned by our subcontractors to our United States facilities for final testing in our automated production test facilities. We qualify our assembly contractors based on cost and quality. We monitor on an ongoing basis each subcontractor's processes by reviewing the subcontractor's quality control system, production process and statistical and reliability program.

  RAW MATERIALS AND EQUIPMENT

All of the raw materials and equipment used in the production of our products are available from multiple sources. However, currently we procure certain materials for our products from single or limited sources.

PRODUCT AND PROCESS DEVELOPMENT

We are focusing our development efforts on new products, design tools and manufacturing processes in our Wireless Semiconductor Products group using our core technologies. We strive to improve existing product performance, improve design and manufacturing processes and reduce costs. We maintain close collaborative relationships with many of our customers to help us identify market demands and target our development efforts to meet those demands.

GaAs HBT Capabilities. We are developing our GaAs HBT process technology capability with a third party designer and a third party foundry of GaAs HBT technology. GaAs HBT process technology works at higher frequencies than traditional silicon semiconductors and requires less power to transmit signals. For cellular telephones, this permits smaller handsets and longer talk-time between battery charges. We plan to introduce our initial GaAs HBT products for OEM qualification during the summer of 1999. We believe that the addition of a line of GaAs HBT products will complement our existing GaAs PHEMT and GaAs MESFET devices, enabling us to offer our customers the full range of currently available GaAs applications for use in wireless telephone handsets and wireless data applications.

Millimeter Wave Technology. We developed much of our millimeter wave technology in connection with approximately 30 years of defense related contracts involving sophisticated millimeter wave semiconductor products. We use the techniques, processes and experience in millimeter wave technology developed in connection with these government programs for commercial applications.

Our development expenditures were $9.5 million for fiscal 1997, $10.0 million for fiscal 1998 and $12.9 million for fiscal 1999.

COMPETITION

Wireless communications markets are intensely competitive and are characterized by rapid technological change, rapid product obsolescence and price erosion. We compete on the basis of price, performance, quality, reliability, size, ability to meet delivery requirements and customer service and support. Our primary competitors include multinational companies and a number of smaller companies.

In order to remain competitive, we plan to continue to expend significant resources on, among other things, new product development and enhancements, new process technologies and manufacturing efficiencies.

ENVIRONMENTAL MATTERS

We are subject to a variety of federal, state and local requirements concerning the protection of the environment. We were notified by federal and state environmental agencies of our potential liability with respect to one Superfund site, to which small quantities of our hazardous waste were shipped. We believe that our volumetric contribution of waste to the Superfund site is minimal and that our liability will not be material, but we cannot guarantee this. During fiscal 1997, we settled a second, similar Superfund site claim for a nominal amount. During fiscal 1999, we successfully completed costly remediation and monitoring efforts relating to groundwater contamination at our Maryland facility. We began those efforts in 1989, after entering into a consent decree with the State of Maryland Department of the Environment.

INTELLECTUAL PROPERTY

We believe that the success of our business will depend more on the technical competence, creativity and manufacturing and marketing abilities of our employees than on patents, trademarks and other intellectual property rights. A significant aspect of our intellectual property is our process technology know-how. Our objective is to foster continuing technological innovation to maintain and protect our competitive position.

We rely primarily on trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We enter into confidentiality and nondisclosure agreements with our service providers, customers, employees and others, and attempt to limit access to and distribution of our proprietary information.

EMPLOYEES

As of March 28, 1999, we had approximately 935 employees, including 678 in manufacturing, 143 in engineering and development, 55 in marketing and sales, and 59 in administration and finance. Our employees do not have a collective bargaining agreement. We have not experienced any work stoppages. We consider our relations with our employees to be good.

FACILITIES

We own our corporate headquarters located on nine acres of land in Woburn, Massachusetts. The Woburn facility consists of 158,000 square feet and is occupied by our Wireless Semiconductor Products and Application Specific Products Groups. To accommodate expected demand, we are expanding our capacity within the structure of our existing facility without interruption of our production. We expect the expansion, including the cost of building improvements and the purchase of manufacturing equipment, to cost approximately $18 million. We expect to complete the expansion during the summer of 1999.

We also own a 92,000 square foot facility in Adamstown, Maryland, which is our primary ceramic products manufacturing facility. In addition, we lease a 33,000 square foot facility in Frederick, Maryland for manufacturing ceramic filters.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

NAME                                     AGE                         POSITION
----                                     ---                         --------
George S. Kariotis.....................   76  Chairman of the Board of Directors
Thomas C. Leonard......................   64  President, Chief Executive Officer and Director
Paul E. Vincent........................   51  Vice President, Treasurer and Chief Financial Officer
David J. Aldrich.......................   41  Vice President
Richard Langman........................   52  Vice President, and President of Trans-Tech, Inc.
Jean-Pierre Gillard....................   55  Vice President
James C. Nemiah........................   45  Secretary, Corporate Counsel
Timothy R. Furey.......................   41  Director
James W. Henderson.....................   56  Director
Arthur Pappas..........................   62  Director
Raymond Shamie.........................   78  Director
Sidney Topol...........................   74  Director

George S. Kariotis was Chairman of the Board and Chief Executive Officer from our inception in 1962 until 1978, and, from 1974 to 1978, he was also our Treasurer. From 1979 to 1983, Mr. Kariotis was the Secretary of Manpower Development and Economic Affairs for the Commonwealth of Massachusetts. He was re-elected Chairman of the Board in 1983 and Chief Executive Officer in 1985. Mr. Kariotis resigned as Chief Executive Officer in July 1986 while he campaigned for public office. He resumed his position as Chief Executive Officer in November 1986, and served in that capacity until 1991.

Thomas C. Leonard was elected our President and Chief Executive Officer in July 1996 and was elected a Director in August 1996. Mr. Leonard joined us in 1992 as a division General Manager. In 1994, he was elected a Vice President. Mr. Leonard has over 30 years experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

Paul E. Vincent joined us as Controller in 1979 and has been Vice President and Chief Financial Officer since January 1997. Prior to joining us, Mr. Vincent worked at Applicon Incorporated and, prior to that, Arthur Andersen & Co. Mr. Vincent is a CPA.

David J. Aldrich joined us in 1995 as Vice President, Chief Financial Officer and Treasurer and currently serves as Vice President and General Manager of the Wireless Semiconductor group and the Application Specific Products group. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc., including Manager Integrated Circuits Active Products, Corporate Vice President Strategic Planning, Director of Finance and Administration, and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich is a Director of Microwave Power Devices, Inc., a manufacturer of microwave products.

Richard Langman joined us in January 1997 as Vice President and President and General Manager of our Trans-Tech, Inc. subsidiary. Prior to joining us, Mr. Langman worked for Coors Ceramics Company for 23 years, holding senior executive positions in operations and sales. Mr. Langman received his B.S. in Ceramic Engineering from Alfred University and his M.S. in Metallurgy and Material Science from Lehigh University.

Jean-Pierre Gillard joined us in 1992 as Manager of GaAs integrated circuit operations and has been Vice President of Business Development since June 1996. Before 1992, he held a number of management positions at M/A-COM, Inc. in both marketing and sales.

James C. Nemiah joined us in November 1995 as Corporate Counsel and Assistant Secretary. He was named Secretary in September 1996. Prior to joining us, Mr. Nemiah was Vice President, General Counsel and Clerk at American Science and Engineering, Inc. from 1987 to 1995.

Timothy R. Furey founded Oxford Associates in 1991 and has been its Chairman and Chief Executive Officer since then. Prior to 1991, Mr. Furey worked as a consultant with Boston Consulting Group, Inc., Strategic Planning Associates, Inc., Kaiser Associates and the Marketing Science Institute.

James W. Henderson has served as the President of Analytical Systems Engineering Corporation, a provider of expert systems and communications systems and services, since 1977. Mr. Henderson served as an Executive Vice President of Analytical Systems Engineering Corporation from 1976 to 1977 and as its Director of Systems Engineering from 1973 to 1976. Prior to joining Analytical Systems Engineering Corporation, Mr. Henderson was a design engineer for International Business Machines Corporation and a research and development program manager for the United States Air Force.

Arthur Pappas is the co-founder of Datel Systems, Inc., a manufacturer of data conversion products, Power General Corporation, a manufacturer of switching power supplies, and Metra-Byte Corporation, a manufacturer of measurement and control products for personal computers, and President and Chairman of Astrodyne Corp., a manufacturer of power supplies.

Raymond Shamie was the President of Shamie Management Corporation, an investment management and consulting company, from 1986 to 1995. Prior to 1986, Mr. Shamie was Chairman of the Board and Chief Executive Officer of Metal Bellows Corporation.

Sidney Topol is a Director of Public Broadcasting System, and President of The Topol Group, Inc., a consulting and investment company. Mr. Topol was a Director of Wandel & Golterman Technologies, Inc., a manufacturer of test instruments, from 1996 to 1998. Mr. Topol was President of Scientific-Atlanta, Inc. from 1971 to 1983, Chief Executive Officer from 1975 to 1987 and Chairman of the Board from 1978 to 1990. Prior to 1971, Mr. Topol held various executive positions with Raytheon Company.

Our Restated Certificate of Incorporation and Amended and Restated By-Laws provide for the division of the Board of Directors into three classes, each having a staggered three-year term of office. The term of one class expires each year. At each annual meeting of the stockholders following the initial classification, the directors elected to succeed those directors whose terms expire are designated as being the same class as the directors they succeed and are elected to hold office until the third succeeding annual meeting. Directors may be removed only for cause at a stockholders' meeting upon the vote of stockholders holding a majority of our common stock, or upon the vote of a majority of the directors then in office.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of March 28, 1999, except as otherwise noted below, and as adjusted to reflect the sale of the shares offered hereby: (i) by each person known by us to own beneficially more than five percent of our common stock; (ii) by each Director; (iii) by each executive officer; and (iv) by all of our Directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock owned by them, except to the extent such power may be shared with a spouse.

                                               SHARES OF COMMON STOCK      SHARES OF COMMON STOCK
                                              BENEFICIALLY OWNED PRIOR    BENEFICIALLY OWNED AFTER
                                                  TO THE OFFERING              THE OFFERING(2)
                                              ------------------------    -------------------------
    DIRECTORS AND EXECUTIVE OFFICERS(1)        NUMBER          PERCENT     NUMBER          PERCENT
    -----------------------------------       ---------        -------    ---------        --------
    David J. Aldrich........................     74,756           (*)       74,756             (*)
    Timothy R. Furey........................      4,500           (*)        4,500             (*)
    Jean-Pierre Gillard.....................     17,842           (*)       17,842             (*)
    James W. Henderson......................      1,000           (*)        1,000             (*)
    George S. Kariotis......................     11,864           (*)       11,864             (*)
    Richard Langman.........................     61,179           (*)       61,179             (*)
    Thomas C. Leonard.......................    184,515          1.2%      184,515            1.0%
    James C. Nemiah.........................      6,862           (*)        6,862             (*)
    Arthur Pappas...........................     12,000           (*)       12,000             (*)
    Raymond Shamie..........................     28,500           (*)       28,500             (*)
    Sidney Topol............................     44,500           (*)       44,500             (*)
    Paul E. Vincent.........................     40,951           (*)       41,451             (*)
    Directors and Executive Officers as a
      group (12 persons)....................    488,969          3.0%      488,969            2.6%

    5% SHAREHOLDERS
    ----------------------------------------
    Harvey Kaylie and Gloria W. Kaylie(3)...  2,079,450         13.0%     2,079,450          10.9%
      13 Neptune Avenue,
      Brooklyn, NY 11235
    FMR Corp.(4)............................  1,460,100          9.1%     1,460,100           7.7%
      82 Devonshire Street
      Boston, MA 02109
    Westport Asset Management, Inc.(5)......  1,346,925          8.4%     1,346,925           7.1%
      253 Riverside Avenue
      Westport, CT 06880

---------------------------

 *      Less than one percent.

(1)     Includes certain shares for each listed individual and group as follows:
        Aldrich -- 2,053 shares in his account under our Savings and Retirement Plan (hereinafter referred to as the "401(k) Plan") and 67,500 shares subject to currently exercisable stock options; Gillard -- 2,536 shares in his account under the 401(k) Plan and 11,250 shares subject to currently exercisable stock options; Kariotis -- 5,582 shares in his account under our 401(k) Plan and 4,500 shares subject to currently exercisable stock options; Langman -- 60,000 shares subject to currently exercisable stock options; Leonard -- 3,207 shares in his account under the 401(k) Plan and 142,500 shares subject to currently exercisable stock options; Nemiah -- 1,244 shares in his account under the 401(k) Plan and 3,900 shares subject to currently exercisable stock options; Topol -- 4,500 shares subject to currently exercisable stock options; Vincent -- 4,420 shares in his account under the 401(k) Plan and 16,250 shares subject to currently exercisable stock options; Executive Officers and Directors as a Group -- 19,036 shares in accounts under the 401(k) Plan and 314,900 shares subject to currently exercisable stock options. Directors and officers have voting power over the 19,036 shares listed in accounts under the 401(k) Plan.

(2)     Assumes the underwriters do not exercise their over-allotment option.

(3) As reported in a Schedule 13D, as amended, dated December 28, 1998, Scientific Components Corporation, as of December 28, 1999, was the record and beneficial owner of 2,079,450 shares of our common stock. Harvey Kaylie and his wife, Gloria W. Kaylie, are each directors, officers and principal stockholders of Scientific Components Corporation, and may be deemed to be the beneficial owners of the shares held of record by Scientific Components Corporation. Mr. and Mrs. Kaylie have shared power to vote and dispose of all of the aforementioned shares.

(4) As reported in a Schedule 13G dated February 1, 1999, Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and a registered investment adviser, is the beneficial owner of 1,449,000 shares of common stock as a result of acting as investment adviser to various registered investment companies. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Fidelity Funds, each has sole power to dispose of the 1,449,000 shares owned by the Funds. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity Management Trust Company, a wholly-owned bank subsidiary of FMR Corp., is the beneficial owner of 11,100 shares of the common stock as a result of its serving as investment manager of institutional accounts. Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power and sole power to vote or to direct the voting of the shares of common stock owned by the institutional accounts. Through their ownership of voting common stock and the execution of a shareholders' voting agreement, members of the Edward C. Johnson 3d family and trusts for their benefit may be deemed to be a controlling group with respect to FMR Corp.

(5) As reported in a Schedule 13G dated February 16, 1999, in which Westport Asset Management, Inc. claimed sole voting and dispositive power with respect to 1,350 shares and shared voting and dispositive power with respect to 897,050 shares. Westport Asset Management, Inc. is a registered investment advisor. The 1,345,575 shares reported are held in certain discretionary managed accounts of Westport Asset Management, Inc., and the 1,350 shares reported are owned by officers and stockholders of Westport Asset Management, Inc. Westport Asset Management, Inc. disclaims beneficial ownership with respect to the shares reported in the filing.

                              CERTAIN TRANSACTIONS

One of our customers is affiliated with one of our major stockholders, Scientific Components Corporation. Harvey Kaylie and his wife Gloria W. Kaylie are each directors, officers and principal stockholders of Scientific Components Corporation. The customer accounted for 5.9% of our total sales for fiscal 1999. Scientific Components Corporation is currently the owner of 13% of our common stock. We believe that all transactions with this customer have been negotiated at arms-length and have been on terms and conditions as favorable to us as we could have obtained in transactions with an unrelated third party.

                                  UNDERWRITING

We will enter into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Prudential Securities Incorporated and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters. The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter will severally agree to purchase the number of shares of common stock set forth opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
CIBC World Markets Corp. ...................................
Prudential Securities Incorporated..........................
U.S. Bancorp Piper Jaffray Inc..............................

                                                                  --------

     Total..................................................
                                                                  ========

This is a firm commitment underwriting. This means that the underwriters will agree to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers at such price less a concession of
$     per share. The underwriters may also allow, and such dealers may reallow,
a concession not in excess of $     per share to certain other dealers. After
the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 450,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be
$          , and the total proceeds to us will be $          . The underwriters
have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

                                                         TOTAL
                                      -------------------------------------------
                                      WITHOUT EXERCISE OF   WITH FULL EXERCISE OF
                         PER SHARE      OVER-ALLOTMENT         OVER-ALLOTMENT
                         ---------    -------------------   ---------------------

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $500,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, as well as our executive officers and Directors, have agreed to a 90-day "lock up" with respect to approximately 174,069 shares of common stock, and certain other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  - Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  - Over-allotments and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  - Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

  - Passive market making -- Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to certain limitations, until the time, if ever, at which a stabilizing bid is made.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

Brown, Rudnick, Freed & Gesmer, P.C., One Financial Center, Boston, Massachusetts 02111, will pass upon certain legal matters in connection with this offering for us. Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

We include in this prospectus our consolidated balance sheets as of March 29, 1998 and March 28, 1999, and our consolidated statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended March 28, 1999 in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C., 20549, and at the SEC's public reference rooms in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's Website at "http://www.sec.gov."

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock offered in connection with this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement. Each statement as to the contents of such contract or document is qualified in all respects by such reference. You may obtain copies of the registration statement from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or you may examine the registration statement without charge at the offices of the SEC described above.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1.     Annual Report on Form 10-K for the fiscal year ended March 29, 1998;

2. Quarterly Reports on Form 10-Q for the fiscal quarters ended June 28, 1998, September 27, 1998 and December 27, 1998;

3. Proxy statement used for our annual meeting of stockholders held on September 14, 1998; and

4. The description of our common stock contained in the registration statement on Form 8-A filed on May 29, 1998, including all amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings at no cost, by writing or telephoning our general counsel at the following address:

              Alpha Industries, Inc.
              20 Sylvan Road
              Woburn, Massachusetts 01801
              (781) 935-5150

You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                             ALPHA INDUSTRIES, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of March 29, 1998 and March
  28, 1999..................................................   F-3
Consolidated Statements of Operations for the years ended
  March 30, 1997, March 29, 1998 and March 28, 1999.........   F-4
Consolidated Statements of Cash Flows for the years ended
  March 30, 1997, March 29, 1998 and March 28, 1999.........   F-5
Consolidated Statements of Stockholders' Equity for the
  years ended March 30, 1997, March 29, 1998 and March 28,
  1999......................................................   F-6
Notes to Consolidated Financial Statements..................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Alpha Industries, Inc.:

We have audited the consolidated balance sheets of Alpha Industries, Inc. and subsidiaries as of March 29, 1998 and March 28, 1999 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended March 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alpha Industries, Inc. and subsidiaries at March 29, 1998 and March 28, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 28, 1999 in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP
Boston, Massachusetts
April 30, 1999

                             ALPHA INDUSTRIES, INC.
                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              MARCH 29,    MARCH 28,
                                                                1998         1999
                                                              ---------    ---------
ASSETS (NOTE 3)
Current assets
  Cash and cash equivalents.................................   $14,356     $ 14,029
  Short-term investments....................................     1,493        9,731
  Accounts receivable, trade, less allowance for doubtful
     accounts of $634 and $741..............................    18,500       22,972
  Inventories (Note 2)......................................     7,941        8,773
  Prepayments and other current assets......................       883          796
  Deferred tax assets.......................................        --        6,522
                                                               -------     --------
       Total current assets.................................    43,173       62,823
Property, plant and equipment
  Land......................................................       437          437
  Building and improvements.................................    23,000       26,488
  Machinery and equipment...................................    70,051       77,776
                                                               -------     --------
                                                                93,488      104,701
  Less-accumulated depreciation and amortization............    60,824       62,204
                                                               -------     --------
                                                                32,664       42,497
Other assets................................................     1,092        1,361
                                                               -------     --------
       Total assets.........................................   $76,929     $106,681
                                                               =======     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt (Note 3).............   $ 1,876     $    912
  Current maturities of capital lease obligations...........         8           --
  Accounts payable..........................................     5,725       10,700
  Accrued liabilities
     Payroll, commissions and related expenses..............     6,724        7,292
     Other..................................................     2,779        1,232
                                                               -------     --------
       Total current liabilities............................    17,112       20,136
Long-term debt (Note 3).....................................     1,625          713
Other long-term liabilities.................................     2,370        1,626
Deferred tax liabilities....................................        --        3,192
Commitments and contingencies (Note 8)
Stockholders' equity (Notes 3 and 6)
  Common stock par value $0.25 per share; authorized
     30,000,000 shares; issued 15,817,751 and 16,051,311....     3,954        4,013
  Additional paid-in capital................................    55,440       58,872
  Retained earnings (accumulated deficit)...................    (3,214)      18,276
                                                               -------     --------
                                                                56,180       81,161
  Less -- Treasury shares 150,293 and 62,379 at cost........       315          133
  Unearned compensation-restricted stock....................        43           14
                                                               -------     --------
       Total stockholders' equity...........................    55,822       81,014
                                                               -------     --------
       Total liabilities and stockholders' equity...........   $76,929     $106,681
                                                               =======     ========

   The accompanying notes are an integral part of these financial statements.

                             ALPHA INDUSTRIES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         YEARS ENDED
                                                             ------------------------------------
                                                             MARCH 30,    MARCH 29,     MARCH 28,
                                                               1997          1998         1999
                                                             ---------    ----------    ---------
    Sales..................................................  $ 85,253      $116,881     $126,339
    Cost of sales..........................................    68,519        72,799       71,131
    Research and development expenses......................     9,545        10,035       12,886
    Selling and administrative expenses....................    20,441        22,359       22,767
    Repositioning expenses (Note 4)........................     2,074            --           --
                                                             --------      --------     --------
              Total operating expenses.....................   100,579       105,193      106,784
                                                             --------      --------     --------
    Operating income (loss)................................   (15,326)       11,688       19,555
    Other income (expense)
      Interest expense.....................................      (554)         (471)        (267)
      Interest income......................................       415           396          993
      Other expense, net...................................      (107)         (166)         (56)
                                                             --------      --------     --------
              Total other income (expense).................      (246)         (241)         670
                                                             --------      --------     --------
    Income (loss) before income taxes......................   (15,572)       11,447       20,225
    Provision (benefit) for income taxes (Note 5)..........        --         1,145       (1,265)
                                                             --------      --------     --------
    Net income (loss)......................................  $(15,572)     $ 10,302     $ 21,490
                                                             ========      ========     ========
    Net income (loss) per share:
      Basic................................................  $  (1.05)     $   0.67     $   1.36
                                                             ========      ========     ========
      Diluted..............................................  $  (1.05)     $   0.66     $   1.31
                                                             ========      ========     ========
    Shares used in per share calculation:
      Basic................................................    14,772        15,302       15,824
                                                             ========      ========     ========
      Diluted..............................................    14,772        15,711       16,351
                                                             ========      ========     ========

   The accompanying notes are an integral part of these financial statements.

                             ALPHA INDUSTRIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         YEARS ENDED
                                                             ------------------------------------
                                                             MARCH 30,    MARCH 29,     MARCH 28,
                                                               1997          1998         1999
                                                             ---------    ----------    ---------
CASH PROVIDED BY (USED IN) OPERATIONS:
Net income (loss)..........................................  $(15,572)     $ 10,302     $ 21,490
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operations:
  Depreciation and amortization of property, plant, and
     equipment.............................................     5,886         6,742        7,851
  Deferred taxes...........................................        --            --       (2,627)
  Amortization of unearned compensation -- restricted
     stock.................................................        35            31           90
  Unearned compensation....................................       (11)           --           --
  Loss on sales and retirements of property, plant, and
     equipment.............................................        --           132           12
  Noncash portion of repositioning charges.................       660            --           --
  Decrease (increase) in other assets......................      (262)          375         (285)
  Increase (decrease) in other liabilities and long-term
     benefits..............................................       630           884         (744)
  Issuance of treasury stock to 401(k) plan................       831           833          960
Change in assets and liabilities:
     Accounts receivable...................................       771        (1,481)      (4,472)
     Inventories...........................................       770         2,326         (832)
     Prepayments and other current assets..................       318           (26)          87
     Accounts payable......................................    (1,455)          105        4,975
     Accrued liabilities...................................       818         2,631         (979)
     Repositioning reserve.................................     1,106        (1,106)          --
                                                             --------      --------     --------
  Net cash provided by (used in) operations................    (5,475)       21,748       25,526
                                                             --------      --------     --------
CASH USED IN INVESTING:
Additions to property, plant and equipment excluding
  capital leases...........................................    (7,951)      (11,039)     (17,730)
Purchases of short-term investments........................    (4,030)       (2,335)     (17,943)
Maturities of short-term investments.......................     6,955         2,060        9,705
Net proceeds from divestitures.............................     1,191            --           --
Proceeds from sale of property, plant and equipment........        --           109           34
                                                             --------      --------     --------
  Net cash used in investing...............................    (3,835)      (11,205)     (25,934)
                                                             --------      --------     --------
CASH PROVIDED BY (USED IN) FINANCING:
Proceeds from notes payable................................     4,952            --           --
Payments on notes payable..................................    (1,304)       (3,044)      (1,876)
Payments on capital lease obligations......................      (437)         (230)          (8)
Deferred charges related to long-term debt.................        18             2           16
Exercise of stock options and warrants.....................       462         1,400        1,724
Proceeds from sale of stock................................       108           138          225
Repurchase of treasury shares..............................        --          (268)          --
                                                             --------      --------     --------
  Net cash provided by (used in) financing.................     3,799        (2,002)          81
                                                             --------      --------     --------
Net (decrease) increase in cash and cash equivalents.......    (5,511)        8,541         (327)
Cash and cash equivalents, beginning of year...............    11,326         5,815       14,356
                                                             --------      --------     --------
Cash and cash equivalents, end of year.....................  $  5,815      $ 14,356     $ 14,029
                                                             ========      ========     ========

   The accompanying notes are an integral part of these financial statements.

                             ALPHA INDUSTRIES, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                        RETAINED                   UNEARNED
                                       COMMON STOCK      ADDITIONAL     EARNINGS                 COMPENSATION
                                    ------------------    PAID-IN     (ACCUMULATED    TREASURY    RESTRICTED
                                    SHARES   PAR VALUE    CAPITAL       DEFICIT)       STOCK        STOCK
                                    ------   ---------   ----------   -------------   --------   ------------
Balance at March 31, 1996.........  14,908    $3,727      $52,225       $  2,056       $(321)       $(154)
Net loss..........................      --        --           --        (15,572)         --           --
Employee Stock Purchase Plan......      23         5          103             --          --           --
Amortization of unearned
  compensation restricted stock...      --        --           --             --          --           35
Issuance of 150,870 treasury
  shares to 401(k) plan...........      --        --          702             --         129           --
Repurchase of 19,000 shares of
  restricted stock................      --        --          (53)            --          (3)          45
Exercise of stock options.........     259        65          397             --          --           --
                                    ------    ------      -------       --------       -----        -----
Balance at March 30, 1997.........  15,190     3,797       53,374        (13,516)       (195)         (74)
Net income........................      --        --           --         10,302          --           --
Employee Stock Purchase Plan......      30         7          131             --          --           --
Amortization of unearned
  compensation restricted stock...      --        --           --             --          --           31
Issuance of 124,170 treasury
  shares to 401(k) plan...........      --        --          685             --         148           --
Repurchase of 32,754 shares.......      --        --           --             --        (268)          --
Exercise of stock options.........     523       131        1,081             --          --           --
Exercise of stock warrants........      75        19          169             --          --           --
                                    ------    ------      -------       --------       -----        -----
Balance at March 29, 1998.........  15,818     3,954       55,440         (3,214)       (315)         (43)
Net income........................      --        --           --         21,490          --           --
Employee Stock Purchase Plan......      25         7          218             --          --           --
Issuance of restricted stock......       6         1           60             --          --          (61)
Amortization of unearned
  compensation restricted stock...      --        --           --             --          --           90
Issuance of 87,914 treasury shares
  to 401(k) plan..................      --        --          778             --         182           --
Exercise of stock options.........     202        51        1,673             --          --           --
Tax benefit from the exercise of
  stock options...................      --        --          703             --          --           --
                                    ------    ------      -------       --------       -----        -----
Balance at March 28, 1999.........  16,051    $4,013      $58,872       $ 18,276       $(133)       $ (14)
                                    ======    ======      =======       ========       =====        =====

   The accompanying notes are an integral part of these financial statements.

                             ALPHA INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

The financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's fiscal year ends on the Sunday closest to March 31. There were 52 weeks in fiscal 1997, 1998 and 1999.

  Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

  Revenue Recognition

Revenue is recognized when a product is shipped and services are performed.

  Foreign Currency Translation

The accounts of foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52. Foreign operations are remeasured as if the functional currency were the U.S. dollar. Monetary assets and liabilities are translated at the year end rates of exchange. Revenues and expenses (except cost of sales and depreciation) are translated at the average rate for the period. Non-monetary assets, equity, cost of sales and depreciation are remeasured at historical rates. Remeasurement gains and losses are reflected currently in operations and are not material.

  Research and Development Expenditures

Research and development expenditures are charged to income as incurred.

  Cash, Cash Equivalents and Short-term Investments

Cash and cash equivalents include cash deposited in demand deposits at banks and highly liquid investments with original maturities of 90 days or less.

The Company's short-term investments are classified as held-to-maturity. These investments consist primarily of commercial paper and securities issued by various federal agencies with original maturities of more than 90 days. Such short-term investments are carried at amortized cost, which approximates fair value, due to the short period of time to maturity. Gains and losses are included in investment income in the period they are realized.

  Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

  Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided on the straight-line method for financial reporting and accelerated methods for tax purposes.

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Estimated useful lives used for depreciation purposes are 5 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment.

During fiscal 1999, the Company removed $6.5 million of fully depreciated fixed assets from the related property, plant and equipment and accumulated depreciation accounts.

  Fair Value of Financial Instruments

Financial instruments of the Company consist of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying value of these financial instruments approximates their fair value because of the short maturity of these instruments. Based upon borrowing rates currently available to the Company for issuance of similar debt with similar terms and remaining maturities, the estimated fair value of long-term debt approximates their carrying amounts. The Company does not use derivative instruments.

  Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Net Income per Common Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of stock options and warrants, if their effect is dilutive, using the treasury stock method.

A reconciliation of the weighted average number of shares outstanding used in the computation of the basic and diluted earnings per share for each of the following years:

                                                                  YEARS ENDED
                                                      -----------------------------------
                                                      MARCH 30,    MARCH 29,    MARCH 28,
                                                        1997         1998         1999
                                                      ---------    ---------    ---------
                                                                (IN THOUSANDS)
Weighted average shares (basic).....................   14,772       15,302       15,824
Effect of dilutive stock options....................       --          409          527
                                                       ------       ------       ------
Weighted average shares (diluted)...................   14,772       15,711       16,351
                                                       ======       ======       ======

  Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," during fiscal 1997. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  Stock Option Plans

Prior to fiscal 1997, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. During fiscal 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  Comprehensive Income (Loss)

During fiscal 1999, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is a financial statement presentation standard which requires the Company to disclose non-owner changes included in equity but not included in net income or loss. There were no differences between net income (loss) and comprehensive income (loss) for fiscal 1997, 1998 and 1999.

  Recent Accounting Pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Instruments" establishes accounting and reporting standards for derivatives and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 will be effective for the Company's fiscal year 2001. The Company does not expect this new statement to have a material effect on its consolidated financial position, results of operations or cash flow.

NOTE 2 -- INVENTORIES

Inventories consisted of the following:

                                                              MARCH 29,    MARCH 28,
                                                                1998         1999
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
  Raw materials.............................................   $3,916       $3,852
  Work-in-process...........................................    2,259        3,034
  Finished goods............................................    1,766        1,887
                                                               ------       ------
                                                               $7,941       $8,773
                                                               ======       ======

NOTE 3 -- BORROWING ARRANGEMENTS AND COMMITMENTS

  Lines Of Credit

The Company has a $7.5 million Working Capital Revolving Line of Credit Agreement which expires September 30, 1999. This line of credit is collateralized by the assets of the Company, excluding real

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

property, not otherwise collateralized. A commitment fee of 1/2% per year is due quarterly under the Agreement. There were no borrowings under this Credit Agreement at March 29, 1998 and March 28, 1999.

The Company also has a $7.5 million Equipment Line of Credit Agreement which expires on September 30, 1999. Prior to expiration, the Equipment Line of Credit Agreement may be converted, at the option of the Company, to a four-year term loan. This equipment line of credit is collateralized by equipment financed. A facility fee of $15,000 is payable on October 1, 1999 only if the Company does not borrow at least half of the loan amount prior to expiration. There were no borrowings under this Agreement at March 29, 1998 and March 28, 1999.

  Long-Term Debt

Long-term debt consisted of the following:

                                                              MARCH 29,    MARCH 28,
                                                                1998         1999
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
  Equipment Term Note.......................................   $2,344       $  689
  Industrial Revenue Bond...................................      444          334
  CDBG Grant................................................      713          602
                                                               ------       ------
                                                                3,501        1,625
  Less -- current maturities................................    1,876          912
                                                               ------       ------
                                                               $1,625       $  713
                                                               ======       ======

The Equipment Term Note is at LIBOR (5.672% at March 29, 1998 and 4.963% at March 28, 1999) plus 2.5% and 1.5%, respectively. This note is collateralized by the assets of the Company, excluding real property, not otherwise collateralized. Principal payments of approximately $138,000 plus interest are due monthly until August 1999.

The Industrial Revenue Bond is held by the Farmers and Mechanics National Bank. The interest rate on this bond is prime (8.5% and 7.75% at March 29, 1998 and March 28, 1999) and quarterly principal payments of approximately $28,000 are due until March 2002. The bond is secured by various property, plant and equipment with a net book value of $2.1 million at March 28, 1999.

The Company obtained a ten year $960,000 loan from the State of Maryland under the Community Development Block Grant program. Quarterly payments are due through December 2003 and represent principal plus interest at 5% of the unamortized balance.

Aggregate annual maturities of long-term debt are as follows:

    FISCAL YEAR                                                   (IN THOUSANDS)
         2001...................................................       $234
         2002...................................................        240
         2003...................................................        135
         2004...................................................        104
                                                                       ----
                                                                       $713
                                                                       ====

Cash payments for interest were $470,000, $492,000 and $253,000, in fiscal 1997, 1998 and 1999, respectively.

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The bond, lines of credit and term loan agreements include various covenants that require maintenance of certain financial ratios and balances and restrict creation of funded debt and payment of dividends.

NOTE 4 -- REPOSITIONING CHARGE

During fiscal 1997, the Company successfully completed the resizing of Trans-Tech, Inc. ("TTI"), its Maryland subsidiary, which included the sale of Trans-Tech Europe, its French ceramic manufacturing operation, and the closing of the TTI California facility. The Company also completed the sale of the digital radio product line. The above actions resulted in a repositioning charge which was recorded in the fourth quarter of fiscal 1997. The charge included the following items:

                                                                  (IN THOUSANDS)
    Employee severance at TTI...................................      $  493
    Lease commitments on unoccupied facilities at TTI...........         512
    Write-off of excess equipment at TTI........................         263
    Net loss on divestitures....................................         806
                                                                      ------
         Total repositioning charge.............................      $2,074
                                                                      ======

The severance charges were related to a reduction in force of 47 employees, largely among support personnel, and were completed in the fourth quarter of fiscal 1997.

The cash payments relating to the repositioning charge totaled approximately $1.4 million. Cash payments totaling $308,000 and $1.1 million were made during fiscal 1997 and 1998, respectively.

During fiscal 1997, the Company also recorded in cost of sales a $2.6 million write-down of inventory resulting from shifts in demand away from ceramic products.

NOTE 5 -- INCOME TAXES

Income (loss) before income taxes consisted of:

                                                                          YEARS ENDED
                                                              -----------------------------------
                                                              MARCH 30,    MARCH 29,    MARCH 28,
                                                                1997         1998         1999
                                                              ---------    ---------    ---------
                                                                        (IN THOUSANDS)
Domestic....................................................  $(13,520)     $11,027      $19,443
Foreign.....................................................    (2,052)         420          782
                                                              --------      -------      -------
Total.......................................................  $(15,572)     $11,447      $20,225
                                                              ========      =======      =======

The income tax provision (benefit) consisted of the following:

    FISCAL 1999                                                  CURRENT    DEFERRED     TOTAL
    -----------                                                  -------    --------    -------
                                                                         (IN THOUSANDS)
    Federal....................................................  $  447     $(2,530)    $(2,083)
    State......................................................     670         (97)        573
    Foreign....................................................     245          --         245
                                                                 ------     -------     -------
    Total......................................................  $1,362     $(2,627)    $(1,265)
                                                                 ======     =======     =======

    FISCAL 1998                                                  CURRENT    DEFERRED     TOTAL
    -----------                                                  -------    --------    -------
    Federal....................................................  $  221     $    --     $   221
    State......................................................     683          --         683
    Foreign....................................................     241          --         241
                                                                 ------     -------     -------
    Total......................................................  $1,145     $    --     $ 1,145
                                                                 ======     =======     =======

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    FISCAL 1997                                                  CURRENT    DEFERRED     TOTAL
    -----------                                                  -------    --------    -------
    Federal....................................................  $   --     $    --     $    --
    State......................................................    (119)         --        (119)
    Foreign....................................................     119          --         119
                                                                 ------     -------     -------
    Total......................................................  $   --     $    --     $    --
                                                                 ======     =======     =======

Income tax expense (benefit) for income taxes is different from that which would be obtained by applying the statutory federal income tax rates of 34% to pretax income in 1997 and 1998 and 35% in 1999, as a result of the following:

                                                                       YEARS ENDED
                                                           -----------------------------------
                                                           MARCH 30,    MARCH 29,    MARCH 28,
                                                             1997         1998         1999
                                                           ---------    ---------    ---------
                                                                     (IN THOUSANDS)
    Tax expense (benefit) at U.S. statutory rate.........   $(5,294)     $ 3,892      $ 7,079
    Alternative minimum tax..............................        --          221           --
    Foreign tax rate difference..........................        --           --          (29)
    State income taxes, net of federal benefit...........        79          451          372
    Change in valuation allowance........................     5,189       (3,375)      (9,298)
    Other, net...........................................        26          (44)         611
                                                            -------      -------      -------
    Total................................................   $    --      $ 1,145      $(1,265)
                                                            =======      =======      =======

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                  MARCH 29,    MARCH 28,
                                                                    1998         1999
                                                                  ---------    ---------
                                                                      (IN THOUSANDS)
    Deferred tax assets:
      Accounts receivable due to bad debts......................  $    235      $   242
      Inventories due to reserves and inventory
         capitalization.........................................     1,238        1,377
      Accrued liabilities.......................................     2,494          892
      Deferred compensation.....................................       140          670
      Other.....................................................        24           --
      Net operating loss carryforward...........................     8,723        3,687
      Charitable contribution carryforward......................        30           --
      Minimum tax credit and state tax credit carryforwards.....     1,045        1,007
                                                                  --------      -------
         Total gross deferred tax assets........................    13,929        7,875
         Less valuation allowance...............................   (10,128)        (830)
                                                                  --------      -------
         Net deferred tax assets................................     3,801        7,045
                                                                  --------      -------
    Deferred tax liabilities:
      Property, plant and equipment due to depreciation.........    (3,801)      (3,715)
                                                                  --------      -------
         Total gross deferred tax liability.....................    (3,801)      (3,715)
                                                                  --------      -------
         Net deferred tax assets................................  $     --      $ 3,330
                                                                  ========      =======

     Deferred income taxes are presented in the accompanying consolidated balance sheets as follows:

                                                              MARCH 29,    MARCH 28,
                                                                1998         1999
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
     Current deferred tax assets............................  $     --      $ 6,522
     Non-current deferred tax liabilities...................        --        3,192
                                                              --------      -------
          Net deferred tax assets...........................  $     --      $ 3,330
                                                              ========      =======

The valuation allowance for deferred tax assets as of March 29, 1998 and March 28, 1999 was $10.1 million and $830,000, respectively. The net change in the total valuation allowance for the years ended March 29, 1998 and March 28, 1999 was a decrease of $3.4 million and $9.3 million, respectively. During fiscal 1999, the Company reduced the valuation allowance to reflect the deferred tax assets utilized in fiscal 1999 to reduce the current income taxes and to recognize additional net deferred tax asset. Management believes that the Company will generate sufficient future taxable income to realize substantially all of the deferred tax asset prior to expiration of any net operating loss carryforwards. As of March 28, 1999, the Company has available for income tax purposes approximately $10.5 million in federal net operating loss carryforwards which are available to offset future taxable income. These loss carryforwards, if not utilized, begin to expire in fiscal 2004. Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of these losses. The Company also has minimum tax credit carryforwards of approximately $546,000 which are available to reduce future federal regular income taxes, if any, over an indefinite period. In addition, the Company has state tax credit carryforwards of $461,000 which are available to reduce state income taxes over an indefinite period.

Cash payments for income taxes were $149,000, $342,000 and $915,000 in fiscal 1997, 1998 and 1999, respectively.

The Company has not recognized a deferred tax liability of approximately $502,000 for the undistributed earnings of its 100% owned foreign subsidiaries that arose in 1999 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of March 28, 1999, the undistributed earnings of these subsidiaries were approximately $1.4 million.

NOTE 6 -- COMMON STOCK

  Common Stock Split

On January 28, 1999, the Board of Directors declared a three-for-two split of the Company's common stock effected in the form of a stock dividend paid on February 19, 1999 to shareholders of record as of February 8, 1999. All agreements concerning stock options and other commitments payable in shares of the Company's common stock provide for the issuance of additional shares due to the declaration of the stock split. An amount equal to the par value of the common shares issued plus cash paid in lieu of fractional shares was transferred from additional paid-in capital to the common stock account. All share and per share data in these consolidated financial statements and related footnotes has been restated to reflect the stock split on a retroactive basis for all periods presented.

  Long-Term Incentive Plans

The Company has long-term incentive plans adopted in 1986 and 1996 pursuant to which stock options, with or without stock appreciation rights, may be granted and restricted stock awards and book value awards may be made.

     Common Stock Options

     These options may be granted in the form of incentive stock options or non-qualified stock options. The option price may vary at the discretion of the Compensation Committee but shall not be less than the greater of fair market value or par value. The option term may not exceed ten years. The options may be exercised in cumulative annual increments commencing one year after the date of grant. A total of 4,200,000 shares are authorized for grant under the Company's long-term incentive plans. The number of common shares reserved for granting of future awards was 492,750, 113,325 and 840,409, at March 30, 1997, March 29, 1998 and March 28, 1999,
     respectively.

     Restricted Stock Awards

     For fiscal 1999, a total of 6,066 restricted shares of the Company's common stock were granted to certain employees. The market value of these shares was $61,000 and the vesting period was one year. This amount was recorded as unearned compensation -- restricted stock and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the vesting period and such expense amounted to $35,000, $31,000 and $90,000 in fiscal 1997, 1998 and

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     1999, respectively. No restricted shares of the Company's common stock were issued during fiscal 1997 or 1998.

  Long-Term Compensation Plan

On October 1, 1990, the Company adopted a Supplemental Executive Retirement Plan ("SERP") for certain key executives. Benefits payable under this plan are based upon the participant's base pay at retirement reduced by proceeds from the exercise of certain stock options. Options vest over a five-year period. Benefits earned under the SERP are fully vested at age 55; however, the benefit is ratably reduced if the participant retires prior to age 65. Compensation expense related to the plan was $106,000, $127,000 and $27,000 in fiscal 1997, 1998 and 1999, respectively. Total benefits accrued under these plans were $308,000 at March 29, 1998 and $335,000 at March 28, 1999.

A summary of stock option and restricted stock award transactions follows:

                                                                              WEIGHTED AVERAGE
                                                                              EXERCISE PRICE OF
                                                                   SHARES     SHARES UNDER PLAN
                                                                  ---------   -----------------
    Balance outstanding at March 31, 1996.......................  1,259,081         $2.92
                                                                  ---------
      Granted...................................................    897,750          5.57
      Exercised.................................................   (259,125)         1.82
      Restricted................................................    (34,746)           --
      Cancelled.................................................   (279,755)         5.74
                                                                  ---------

    Balance outstanding at March 30, 1997.......................  1,583,205          4.14
                                                                  ---------
      Granted...................................................    390,000          7.58
      Exercised.................................................   (518,991)         2.30
      Restricted................................................    (17,499)           --
      Cancelled.................................................    (43,549)         6.11
                                                                  ---------

    Balance outstanding at March 29, 1998.......................  1,393,166          5.65
                                                                  ---------
      Granted...................................................    488,066          8.06
      Exercised.................................................   (179,455)         5.06
      Restricted................................................    (16,004)           --
      Cancelled.................................................    (42,750)         6.52
                                                                  ---------

    Balance outstanding at March 28, 1999.......................  1,643,023         $6.46
                                                                  =========

The fair value of each option grant was estimated on the grant date using the Black Scholes Option Pricing Model with the following weighted average assumptions:

                                                                  1997    1998    1999
                                                                  ----    ----    ----
    Expected volatility.........................................    85%    71%     85%
    Risk free interest rate.....................................     7%     6%      5%
    Dividend yield..............................................    --     --      --
    Expected option life (years)................................  9.95    4.4     4.0

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Options exercisable at the end of each fiscal year:

                                                                                WEIGHTED
                                                                                 AVERAGE
                                                                  SHARES     EXERCISE PRICE
                                                                  -------    ---------------
    1997........................................................  634,404         $2.17
    1998........................................................  344,033         $3.95
    1999........................................................  413,960         $4.80

Weighted average fair value of options granted during the year:

    1997.................................................................         $5.57
    1998.................................................................         $7.58
    1999.................................................................         $8.06

The following table summarizes information concerning currently outstanding and exercisable options as of March 28, 1999:

                                                         WEIGHTED
                                                         AVERAGE        WEIGHTED
                                                        REMAINING       AVERAGE                       WEIGHTED
                                           NUMBER      CONTRACTUAL    OUTSTANDING      OPTIONS        AVERAGE
         RANGE OF EXERCISE PRICES        OUTSTANDING   LIFE (YEARS)   OPTION PRICE   EXERCISABLE   EXERCISE PRICE
         ------------------------        -----------   ------------   ------------   -----------   --------------
    $ 1.58 - $ 5.00....................     482,523        6.63          $ 3.97        224,023         $ 3.11
    $ 5.01 - $10.00....................   1,027,834        8.29          $ 7.13        177,637         $ 6.52
    $10.01 - $15.00....................     113,100        8.94          $11.48         12,300         $10.68
    $15.01 - $20.00....................       2,000        9.93          $17.38              -              -
    $20.01 - $23.00....................       1,500        9.78          $23.00              -              -
      Restricted.......................      16,066        6.86               -              -              -
                                          ---------                                    -------
                                          1,643,023                                    413,960
                                          =========                                    =======

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option and employee stock purchase plans, accordingly, no compensation expense has been recognized in the consolidated financial statements for such plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-based Compensation," the Company's net income (loss) would have been as follows:

                                                                         YEARS ENDED
                                                             -----------------------------------
                                                             MARCH 30,    MARCH 29,    MARCH 28,
                                                               1997         1998         1999
                                                             ---------    ---------    ---------
                                                                       (IN THOUSANDS)
    Net income (loss).......................  As reported    $(15,572)     $10,302      $21,490
                                                             ========      =======      =======
                                              Pro forma      $(15,921)     $ 9,650      $20,433
                                                             ========      =======      =======
    Net income (loss) per share.............  As reported    $  (1.05)     $  0.66      $  1.31
                                                             ========      =======      =======
                                              Pro forma      $  (1.08)     $  0.61      $  1.25
                                                             ========      =======      =======

The effect of applying SFAS No. 123 as shown in the above pro forma disclosure is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal year 1996.

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Stock Purchase Warrants

In April 1994, the Company amended its line of credit agreement and issued 75,000 stock purchase warrants to Silicon Valley Bank. The warrants were exercisable at $2.50 per share and were scheduled to expire on April 1, 1999. During fiscal 1998, Silicon Valley Bank exercised the 75,000 stock purchase warrants.

  Stock Option Plan For Non-Employee Directors

The Company has two stock option plans for non-employee directors -- the 1994 Non-Qualified Stock Option Plan and the 1997 Non-Qualified Stock Option Plan. Under the two plans, a total of 225,000 shares have been authorized for option grants. The two plans have substantially similar terms and conditions and are structured to provide options to non-employee directors as follows: a new Director receives a total of 22,500 options upon becoming a member of the Board; and continuing Directors receive 7,500 options after each Annual Meeting of Shareholders. Under both of these plans the option price is the fair market value at the time the option is granted. Options become exercisable 20% per year beginning one year from the date of grant. During fiscal 1998 and 1999, 112,500 and 30,000 shares were granted at prices of $10.33 or $13.17, respectively. No options were granted during fiscal 1997. At March 28, 1999 a total of 172,500 options have been granted under these two plans. During fiscal 1999, 22,500 options were exercised at a weighted average exercise price of $6.48. At March 28, 1999, 12,000 shares were exercisable.

  Stock Purchase Plan

The Company maintains an employee stock purchase plan. Under the plan, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period. The plan provides for purchases by employees of up to an aggregate of 450,000 shares through December 31, 2001. Shares of 22,614, 29,640 and 25,753 were purchased under this plan in fiscal 1997, 1998 and 1999, respectively.

NOTE 7 -- EMPLOYMENT BENEFIT PLAN

The Company maintains a 401(k) plan covering substantially all of its employees. All of the Company's employees who are at least 21 years old and have completed six months of service (1,000 hours in a 12 month period) with the Company are eligible to receive a Company contribution. Discretionary Company contributions are determined by the Board of Directors and may be in the form of cash or the Company's stock. The Company contributes a match of 100% of the first 1% and a 50% match on the next 4% of an employee's salary for employees with 5 years or less of service. For employees with more than 5 years of service the Company contributes a 100% match on the first 1% and a 75% match on the next 5% of an employee's salary. For fiscal 1997, 1998 and 1999, the Company contributed 166,434, 92,621 and 80,668, shares, respectively of the Company's common stock valued at $835,000, $833,000 and $960,000 to the 401(k) plan.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

The Company has various operating leases primarily for computer equipment and buildings. Rent expense amounted to $1.9 million, $1.8 million and $1.3 million in fiscal 1997, 1998 and 1999, respectively.

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Purchase options may be exercised at various times for some of these leases. Future minimum payments under these leases are as follows:

                            FISCAL YEAR                           (IN THOUSANDS)
                            -----------                           --------------
    2000........................................................      $  698
    2001........................................................         535
    2002........................................................         377
    2003........................................................         306
    Thereafter..................................................          --
                                                                      ------
                                                                      $1,916
                                                                      ======

The Company has been notified by federal and state environmental agencies of its potential liability with respect to the Spectron, Inc. Superfund site in Elkton, Maryland. Several hundred other companies have also been notified about their potential liability regarding this site. The Company continues to deny that it has any responsibility with respect to this site other than as a de minimis party. Management is of the opinion that the outcome of the aforementioned environmental matter will not have a material effect on the Company's operations or financial position.

The Company is party to suits and claims arising in the normal course of business. Management believes these are adequately provided for or will result in no significant additional liability to the Company.

NOTE 9 -- RELATED PARTY TRANSACTIONS

The Company has had transactions in the normal course of business with various related parties. Scientific Components Corporation, currently an owner of the Company's common stock, purchased approximately $5.1 million, $8.9 million and $7.4 million of products during fiscal 1997, 1998 and 1999, respectively. In addition, a Director of the Company is also a former Director of Scientific Atlanta, Inc. During fiscal 1997, 1998 and 1999, Scientific Atlanta, Inc. purchased approximately $1.0 million, $471,000 and $673,000 of product, respectively.

NOTE 10 -- SEGMENT INFORMATION

The Company is engaged in the design and manufacture of discrete semiconductors, integrated circuits and electrical ceramic components for a wide range of applications in the wireless communications industry.

The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim reports to shareholders. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance. In evaluating financial performance, management uses sales and operating profit as the measure of the segments profit or loss.

The Company is organized into three reportable segments as follows:

  Wireless Semiconductor Products Group

The Wireless Semiconductor segment designs and manufactures gallium arsenide integrated circuits and other discrete semiconductors to the global market for wireless telephone handsets, wireless data and other applications.

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Application Specific Products Group

The Application Specific segment designs and manufactures a broad range of gallium arsenide and silicon devices and components to satellite, instrumentation, defense and other communications markets.

  Ceramic Products Group

The Ceramics segment designs and manufactures technical ceramic and magnetic products for wireless telephony infrastructure and other wireless markets.

The table below presents selected financial data by business segment for fiscal 1998 and 1999. It is not practicable to present information for fiscal 1997 as the Company was not segmented in this manner at that time. The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies."

                                                                       YEARS ENDED
                                                                  ----------------------
                                                                  MARCH 29,    MARCH 28,
    SALES                                                           1998         1999
    -----                                                         ---------    ---------
                                                                      (IN THOUSANDS)
    Wireless Semiconductor Products.............................  $ 52,612     $ 65,822
    Application Specific Products...............................    37,118       34,977
    Ceramic Products............................................    27,151       25,540
                                                                  --------     --------
                                                                  $116,881     $126,339
                                                                  ========     ========

    Operating Income
    ----------------
    Wireless Semiconductor Products.............................  $  2,799    $  7,435
    Application Specific Products...............................     7,210      10,241
    Ceramic Products............................................     1,679       1,879
                                                                  --------    --------
                                                                  $ 11,688    $ 19,555
                                                                  ========    ========

                                                                  MARCH 29,    MARCH 28,
                                                                    1998         1999
                                                                  ---------    ---------
    Net Long-Lived Assets                                             (IN THOUSANDS)
    ------------------------------------------------------------
    Wireless Semiconductor Products.............................  $ 18,712     $ 27,646
    Application Specific Products...............................     3,357        3,657
    Ceramic Products............................................    10,497       11,128
    Corporate...................................................        98           66
                                                                  --------     --------
                                                                  $ 32,664     $ 42,497
                                                                  ========     ========

    Total Assets
    ------------
    Wireless Semiconductor Products.............................  $ 29,596    $ 41,508
    Application Specific Products...............................    11,327      10,751
    Ceramic Products............................................    16,685      20,119
    Corporate...................................................    19,321      34,303
                                                                  --------    --------
                                                                  $ 76,929    $106,681
                                                                  ========    ========

  Customer Concentration

During fiscal year 1997, 1998 and 1999, one customer, an OEM, accounted for 11%, 25% and 28%, respectively, of the Company's total sales. For fiscal 1999 sales to its two largest customers and their suppliers, represented approximately 40% of the Company's total sales. In fiscal 1997 and 1998, sales to

                             ALPHA INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

these OEMs and their suppliers represented approximately 21% and 37% of the Company's total sales, respectively. In fiscal 1999, sales to the Company's 15 largest customers accounted for 64% of total sales. In fiscal 1997 and 1998, sales to these customers accounted for 44% and 63%, respectively. While the Company believes that these emerging wireless markets afford great opportunities, such customer concentration could have an adverse affect on the business.

  Geographic Information

Sales include export sales primarily to Europe and to a lesser extent Asia, of $26.7 million, $39.2 million and $53.7 million, in fiscal 1997, 1998 and 1999, respectively. During fiscal 1997, 1998 and 1999, the Company operated a sales subsidiary in the United Kingdom. At the end of fiscal 1997, the Company sold its ceramic manufacturing operation in France. The following table shows certain financial information relating to the Company's operations in various geographic areas:

                                                                         YEARS ENDED
                                                             -----------------------------------
                                                             MARCH 30,    MARCH 29,    MARCH 28,
                                                               1997         1998         1999
                                                             ---------    ---------    ---------
                                                                       (IN THOUSANDS)
Sales
  United States
     Customers.............................................  $ 76,004     $110,108     $118,460
     Intercompany..........................................     6,472        5,665        6,497
  Europe
     Customers.............................................     9,249        6,773        7,879
  Eliminations.............................................    (6,472)      (5,665)      (6,497)
                                                             --------     --------     --------
Net sales..................................................  $ 85,253     $116,881     $126,339
                                                             ========     ========     ========
Income (loss) before taxes
  United States............................................  $(13,520)    $ 11,027     $ 19,443
  Europe...................................................    (2,052)         420          782
                                                             --------     --------     --------
Income (loss) before taxes.................................  $(15,572)    $ 11,447     $ 20,225
                                                             ========     ========     ========

                                                             MARCH 30,    MARCH 29,    MARCH 28,
                                                               1997         1998         1999
                                                             ---------    ---------    ---------
                                                                       (IN THOUSANDS)
Assets
  United States............................................  $ 61,547     $ 72,165     $101,212
  Europe...................................................     3,706        4,764        5,469
                                                             --------     --------     --------
     Total assets..........................................  $ 65,253     $ 76,929     $106,681
                                                             ========     ========     ========

Substantially all of the Company's long-lived assets are located in the United States. Transfers between geographic areas are made at terms that allow for a reasonable profit to the seller.

NOTE 11 -- SUBSEQUENT EVENT (UNAUDITED)

On April 27, 1999, the Board of Directors approved a plan to reserve up to 675,000 shares of common stock for future grants of stock options to employees. Directors and officers are not eligible to participate in this plan.

--------------------------------------------------------------------------------

                                  [alpha logo]

                             ALPHA INDUSTRIES, INC.

                                3,000,000 SHARES

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                           , 1999

                               CIBC WORLD MARKETS

                             PRUDENTIAL SECURITIES

                           U.S. BANCORP PIPER JAFFRAY

--------------------------------------------------------------------------------
YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    SEC Registration Fee........................................  $ 32,190
    NASD Filing Fee.............................................    12,079
    Nasdaq National Market Listing Fee..........................    17,500
    Accounting Fees and Expenses................................    75,000*
    Legal Fees and Expenses.....................................   200,000*
    Printing....................................................   100,000*
    Blue Sky....................................................    10,000*
    Miscellaneous...............................................    53,231*
                                                                  --------
         TOTAL..................................................   500,000*
                                                                  ========

---------------------------

*    Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article Tenth of our Restated Certificate of Incorporation eliminates the personal liability of directors to us or our stockholders for monetary damages for breaches of their fiduciary duty (subject to certain exceptions, such as breaches of the duty of loyalty to the registrant or its stockholders), and provides that we may indemnify its officers and directors to the full extent permitted by law.

Our Amended and Restated By-Laws include provisions for mandatory indemnification of our officers and directors provided certain conditions are met. Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to indemnify directors, officers, employees or agents of the corporation in non-derivative suits if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits or otherwise.

The effect of these provisions would be to permit such indemnification by us for liabilities arising under the Securities Act of 1933, as amended, to the extent permitted under such Act.

We have directors' and officers' liability insurance.

ITEM 16.  EXHIBITS

                                    EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
  1.1     Form of Underwriting Agreement**
  3.1     Restated Certificate of Incorporation (Filed as Exhibit 3(a)
          to Alpha's Registration Statement on Form S-3 (Registration
          No. 33-63857))*
  3.2     Amended and Restated By-Laws of Alpha dated April 30, 1992**
  4.1     Specimen Certificate of Common Stock (Filed as Exhibit 4(a)
          to Alpha's Registration Statement on Form S-3 (Registration
          No. 33-63857))*
  4.2     Description of Capital Stock (contained in the Restated
          Certificate of Incorporation filed as Exhibit 3(a) to
          Alpha's Registration Statement on Form S-3 (Registration No.
          33-63857))*

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
  5.1     Legal Opinion of Brown, Rudnick, Freed & Gesmer**
 23.1     Consent of Brown, Rudnick, Freed & Gesmer (included in
          Exhibit 5.1 hereof)**
 23.2     Consent of KPMG Peat Marwick LLP**
 24.1     Power of Attorney (included on the signature page of this
          registration statement)**
   27     Financial Data Schedule**

---------------------------

 * Not filed herewith. In accordance with Rule 411 promulgated pursuant to the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Commission, which are incorporated by reference herein.

**    Filed herewith.

SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

ITEM 17.  UNDERTAKINGS

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's Restated Certificate of Incorporation or Amended and Restated By-Laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby further undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
            Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

        (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WOBURN, COMMONWEALTH OF MASSACHUSETTS, ON MAY 4, 1999.

                                          ALPHA INDUSTRIES, INC.

                                          By:     /s/ THOMAS C. LEONARD
                                            ------------------------------------
                                              Thomas C. Leonard
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas C. Leonard and Paul E. Vincent his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, and, in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to sign any abbreviated registration statement and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the Securities and Exchange Commission, granting unto aid attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                     SIGNATURE                                      TITLE                     DATE
                     ---------                                      -----                     ----
              /s/ GEORGE S. KARIOTIS                 Chairman of the Board                May 2, 1999
---------------------------------------------------
                GEORGE S. KARIOTIS

               /s/ THOMAS C. LEONARD                 Chief Executive Officer,             May 4, 1999
---------------------------------------------------    President and Director
                 THOMAS C. LEONARD

                /s/ PAUL E. VINCENT                  Chief Financial Officer              May 4, 1999
---------------------------------------------------    Principal Financial Officer
                  PAUL E. VINCENT                      Principal Accounting Officer

               /s/ TIMOTHY R. FUREY                  Director                             May 3, 1999
---------------------------------------------------
                 TIMOTHY R. FUREY

                     SIGNATURE                                      TITLE                     DATE
                     ---------                                      -----                     ----
                 /s/ ARTHUR PAPPAS                   Director                             May 2, 1999
---------------------------------------------------
                   ARTHUR PAPPAS

                /s/ RAYMOND SHAMIE                   Director                             May 1, 1999
---------------------------------------------------
                  RAYMOND SHAMIE

                 /s/ SIDNEY TOPOL                    Director                             May 4, 1999
---------------------------------------------------
                   SIDNEY TOPOL

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                       BALANCE AT   CHARGED TO                BALANCE
                                                       BEGINNING    COSTS AND                 AT END
DESCRIPTION                                             OF YEAR      EXPENSES    DEDUCTIONS   OF YEAR
-----------                                            ----------   ----------   ----------   -------
Year Ended March 28, 1999
  Allowance for doubtful accounts....................     $634         $296         $189       $741
  Allowance for estimated losses on contracts........     $ 36         $ --         $ 36       $ --
Year Ended March 29, 1998
  Allowance for doubtful accounts....................     $521         $257         $144       $634
  Allowance for estimated losses on contracts........     $  3         $ 33         $ --       $ 36
Year Ended March 30, 1997
  Allowance for doubtful accounts....................     $634         $206         $319       $521
  Allowance for estimated losses on contracts........     $ 24         $ --         $ 21       $  3

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 1.1       Form of Underwriting Agreement**
 3.1       Restated Certificate of Incorporation (Filed as Exhibit 3(a)
           to Alpha's Registration Statement on Form S-3 (Registration
           No. 33-63857))*
 3.2       Amended and Restated By-laws of Alpha dated April 30, 1992**
 4.1       Specimen Certificate of Common Stock (Filed as Exhibit 4(a)
           to Alpha's Registration Statement on Form S-3 (Registration
           No. 33-63857))*
 4.2       Description of Capital Stock (contained in the Restated
           Certificate of Incorporation filed as Exhibit 3(a) to
           Alpha's Registration Statement on Form S-3 (Registration No.
           33-63857))*
 5.1       Legal Opinion of Brown, Rudnick, Freed & Gesmer**
23.1       Consent of Brown, Rudnick, Freed & Gesmer (included in
           Exhibit 5.1 hereof)**
23.2       Consent of KPMG Peat Marwick LLP**
24.1       Power of Attorney (included on the signature page of this
           Registration Statement)**
27         Financial Data Schedule**

---------------------------

 * Not filed herewith. In accordance with Rule 411 promulgated pursuant to the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Commission, which are incorporated by reference herein.

**    Filed herewith.